SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2016
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR – Quarterly Information Form – 09/30/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Table of Contents

Company Information
Capital Breakdown	1
Cash Proceeds	2
Parent Company’s Financial Statements
Balance Sheet- Assets	3
Balance Sheet- Liabilities	4
Income Statement	6
Statement of Comprehensive Income	8
Statement of Cash Flows	9
Statement of Changes in Equity
01/01/2016 to 09/30/2016	11
01/01/2015 to 09/30/2015	12
Statement of Value Added	13
Comments on the Company’s Performance	14
Notes to the Interim Financial Information	21
Comments on the Company’s Projections	69
Other Information Deemed as Relevant by the Company	70
Reports and Statements
Unqualified Report on Special Review	72

ITR – Quarterly Information Form – 09/30/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Company Information / Capital Breakdown

Number of Shares	Current Quarter
(Units)	09/30/2016
Paid-in Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

ITR – Quarterly Information Form – 09/30/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Company Information / Cash Proceeds

Event	Approval	Proceeds	Date of Payment	Type of Share	Class of Share	Earnings per Share
						(Reais / Share)
Board of Directors’	03/24/2016	Interest on Capital	06/28/2016	Common		0.21930
Meeting

PAGE: 2 of 73

ITR – Quarterly Information Form – 09/30/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements / Balance Sheet- Assets (R$ thousand)

Code	Description	Current Quarter	Previous Year
		09/30/2016	12/31/2015
1	Total Assets	35,290,512	33,706,614
1.01	Current Assets	3,218,731	3,450,333
1.01.01	Cash and Cash Equivalents	1,415,465	1,639,214
1.01.03	Accounts Receivable	1,622,408	1,483,127
1.01.03.01	Trade Receivables	1,465,317	1,326,972
1.01.03.02	Other Receivables	157,091	156,155
1.01.03.02.01	Related Party Balances and Transactions	157,091	156,155
1.01.04	Inventories	51,886	64,066
1.01.06	Recoverable Taxes	12,584	77,828
1.01.06.01	Current Recoverable Taxes	12,584	77,828
1.01.08	Other Current Assets	116,388	186,098
1.01.08.03	Other	116,388	186,098
1.01.08.03.01	Restricted Cash	18,429	29,156
1.01.08.03.20	Other Receivables	97,959	156,942
1.02	Noncurrent Assets	32,071,781	30,256,281
1.02.01	Long-Term Assets	1,308,566	1,332,517
1.02.01.03	Accounts Receivable	163,857	182,616
1.02.01.03.01	Trade Receivables	163,857	182,616
1.02.01.06	Deferred Taxes	149,023	128,242
1.02.01.06.01	Deferred Income Tax and Social Contribution	149,023	128,242
1.02.01.08	Receivables from Related Parties	714,210	715,952
1.02.01.08.03	Receivables from Controlling Shareholders	714,210	715,952
1.02.01.09	Other Noncurrent Assets	281,476	305,707
1.02.01.09.04	Escrow Deposits	75,366	76,663
1.02.01.09.05	ANA – Water National Agency	82,895	88,368
1.02.01.09.20	Other Receivables	123,215	140,676
1.02.02	Investments	87,904	85,062
1.02.02.01	Investments	29,370	28,105
1.02.02.01.04	Equity Investments	29,370	28,105
1.02.02.02	Investment Properties	58,534	56,957
1.02.03	Property, Plant and Equipment	309,111	325,076
1.02.04	Intangible Assets	30,366,200	28,513,626
1.02.04.01	Intangible Assets	30,366,200	28,513,626
1.02.04.01.01	Concession Contracts	8,740,719	8,640,650
1.02.04.01.02	Program Contracts	7,302,099	7,139,105
1.02.04.01.03	Services Contracts	13,919,154	12,367,017
1.02.04.01.04	Software License	404,228	366,854

PAGE: 3 of 73

ITR – Quarterly Information Form – 09/30/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements / Balance Sheet- Liabilities (R$ thousands)

Code	Description	Current Quarter	Previous Year
		09/30/2016	12/31/2015
2	Total Liabilities	35,290,512	33,706,614
2.01	Current Liabilities	3,887,333	3,740,316
2.01.01	Labor and Pension Plan Liabilities	420,020	347,976
2.01.01.01	Social Security Liabilities	25,717	39,650
2.01.01.02	Labor Liabilities	394,303	308,326
2.01.02	Trade Payables	257,166	248,158
2.01.02.01	Domestic Suppliers	257,166	248,158
2.01.03	Tax Liabilities	169,604	107,295
2.01.03.01	Federal Tax Liabilities	160,045	98,842
2.01.03.01.01 Income Tax and Social Contribution Payable		63,815	0
2.01.03.01.02	PIS-PASEP and COFINS (taxes on revenue) Payable	47,549	40,505
2.01.03.01.03	INSS (social security contribution) Payable	34,227	33,836
2.01.03.01.20	Other Federal Taxes	14,454	24,501
2.01.03.03	Municipal Taxes Liabilities	9,559	8,453
2.01.04	Borrowings and Financing	1,714,327	1,526,262
2.01.04.01	Borrowings and Financing	1,119,325	1,152,589
2.01.04.01.01	In Domestic Currency	270,250	251,343
2.01.04.01.02	In Foreign Currency	849,075	901,246
2.01.04.02	Debentures	580,398	361,718
2.01.04.03	Financing through finance lease	14,604	11,955
2.01.05	Other Liabilities	604,987	878,735
2.01.05.01	Payables to Related Parties	1,431	2,210
2.01.05.01.03	Payables to Controlling Shareholders	1,431	2,210
2.01.05.02	Other	603,556	876,525
2.01.05.02.01	Dividends and Interest on Capital Payable	99	127,441
2.01.05.02.04	Services Payable	378,831	387,279
2.01.05.02.05	Refundable Amounts	11,644	8,820
2.01.05.02.06	Program Contract Commitments	107,180	228,659
2.01.05.02.07	Private Public Partnership – PPP	34,939	33,255
2.01.05.02.09	Indemnities	9,389	19,084
2.01.05.02.20	Other Payables	61,474	71,987
2.01.06	Provisions	721,229	631,890
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	187,001	142,123
2.01.06.01.01	Tax Provisions	34,443	11,085
2.01.06.01.02	Social Security and Labor Provisions	50,857	55,120
2.01.06.01.04	Civil Provisions	101,701	75,918
2.01.06.02	Other Provisions	534,228	489,767
2.01.06.02.03	Provisions for Environmental	10,657	9,955
2.01.06.02.04	Provisions for Customers	453,585	413,107
2.01.06.02.05	Provisions for Suppliers	69,986	66,705
2.02	Non-Current Liabilities	15,878,892	16,249,692
2.02.01	Borrowings and Financing	10,274,629	11,595,338
2.02.01.01	Borrowings and Financing	6,753,174	7,353,397
2.02.01.01.01 In Domestic Currency		1,776,146	1,636,819
2.02.01.01.02 In Foreign Currency		4,977,028	5,716,578
2.02.01.02	Debentures	2,985,196	3,719,001

PAGE: 4 of 73

ITR – Quarterly Information Form – 09/30/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements / Balance Sheet- Liabilities (R$ thousands)

Code	Description	Current Quarter	Previous Year
		09/30/2016	12/31/2015
2.02.01.03	Financing through finance lease	536,259	522,940
2.02.02	Other Payables	5,167,676	4,204,030
2.02.02.02	Other	5,167,676	4,204,030
2.02.02.02.04	Pension Plan Liabilities	2,926,494	2,832,216
2.02.02.02.05	Program Contract Commitments	67,663	92,055
2.02.02.02.06	Private Public Partnership – PPP	1,872,794	1,001,778
2.02.02.02.07	Indemnities	11,344	12,704
2.02.02.02.08	Labor Liabilities	17,526	16,345
2.02.02.02.09	Deferred COFINS and PASEP	137,041	132,921
2.02.02.02.20	Other Payables	134,814	116,011
2.02.04	Provisions	436,587	450,324
2.02.04.01	Tax, Pension Plan, Labor and Civil Provisions	287,994	315,082
2.02.04.01.01	Tax Provisions	38,786	51,050
2.02.04.01.02	Social Security and Labor Provisions	236,536	225,798
2.02.04.01.04	Civil Provisions	12,672	38,234
2.02.04.02	Other Provisions	148,593	135,242
2.02.04.02.03	Provisions for Environmental	125,979	72,669
2.02.04.02.04	Provisions for Customers	12,812	50,243
2.02.04.02.05	Provisions for Suppliers	9,802	12,330
2.03	Equity	15,524,287	13,716,606
2.03.01	Paid-Up Capital	10,000,000	10,000,000
2.03.04	Profit Reserve	4,058,535	4,069,988
2.03.04.01	Legal Reserve	784,955	784,955
2.03.04.08	Additional Dividend Proposed	0	11,453
2.03.04.10	Reserve for Investments	3,273,580	3,273,580
2.03.05	Retained Earnings/Accumulated Losses	2,000,207	0
2.03.06	Other Comprehensive Income	-534,455	-353,382

PAGE: 5 of 73

ITR – Quarterly Information Form – 09/30/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements / Income Statement (R$ thousands)

Code	Description	Current Quarter	YTD Current Year	Same Quarter	YTD Previous Year
		07/01/2016 to 09/30/2016	01/01/2016 to 09/30/2016	Previous Year	01/01/2015 to 09/30/2015
				07/01/2015 to 09/30/2015
3.01	Revenue from Sales and/or Services	3,745,807	10,212,238	3,196,992	8,488,485
3.02	Cost of Sales and/or Services	-2,236,740	-6,445,167	-2,261,459	-6,125,545
3.02.01	Cost of Sales and/or Services	-1,163,280	-3,881,934	-1,268,475	-3,670,962
3.02.02	Construction Cost	-1,073,460	-2,563,233	-992,984	-2,454,583
3.03	Gross Profit	1,509,067	3,767,071	935,533	2,362,940
3.04	Operating Income/Expenses	-445,478	-1,235,752	-249,406	-56,349
3.04.01	Selling Expenses	-234,226	-574,446	-109,709	-441,161
3.04.02	General and Administrative Expenses	-218,041	-691,513	-192,637	287,039
3.04.04	Other Operating Income	12,671	42,421	63,732	128,201
3.04.04.01	Other Operating Income	16,150	53,421	69,923	143,449
3.04.04.02	COFINS and PASEP	-3,479	-11,000	-6,191	-15,248
3.04.05	Other Operating Expenses	-6,407	-14,492	-9,417	-30,052
3.04.05.01	Loss on Write off of Property, Plant and Equipment Items	-2,826	-7,310	-7,313	-6,551
3.04.05.02	Provision for Loss of Tax Incentives	0	0	500	500
3.04.05.03	Tax Benefits	-3,570	-3,570	0	-7,770
3.04.05.04	Surplus Cost of Electricity Sold	0	-3,102	-2,847	-14,465
3.04.05.20	Other	-11	-510	243	-1,766
3.04.06	Equity Results	525	2,278	-1,375	-376
3.05	Income Before Financial Result and Taxes	1,063,589	2,531,319	686,127	2,306,591
3.06	Financial Result	-176,810	536,070	-1,539,410	-2,369,778
3.06.01	Financial Income	94,207	339,340	124,544	354,322
3.06.01.01	Financial Income	98,684	356,354	130,438	359,609
3.06.01.02	Exchange Gains	112	223	10	617
3.06.01.03	COFINS and PASEP	-4,589	-17,237	-5,904	-5,904
3.06.02	Financial Expenses	-271,017	196,730	-1,663,954	-2,724,100
3.06.02.01	Financial Expenses	-191,812	-668,146	-215,016	-599,550
3.06.02.02	Exchange Adjustments on Liabilities	-79,205	864,876	-1,448,938	-2,124,550
3.07	Earnings Before Income Tax	886,779	3,067,389	-853,283	-63,187

PAGE: 6 of 73

ITR – Quarterly Information Form – 09/30/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements / Income Statement (R$ thousands)

Code	Description	Current Quarter	YTD Current Year	Same Quarter		YTD Previous Year
		07/01/2016 to 09/30/2016	01/01/2016 to 09/30/2016	Previous Year		01/01/2015 to	09/30/2015
				07/01/2015 to	09/30/2015
3.08	Income Tax and Social Contribution	-312,892	-1,067,182	237,139		138,536
3.08.01	Current	-243,481	-994,684	-674		-899
3.08.02	Deferred	-69,411	-72,498	273,813		139,435
3.09	Net Result from Continued Operations	573,887	2,000,207	-580,144		75,349
3.11	Profit/Loss for the Period	573,887	2,000,207	-580,144		75,349
3.99	Earnings per Share (Reais / Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common Share	0.83962	2.92638	0.84877		0.11024
3.99.02	Diluted Earnings per Share
3.99.02.01	Common Share	0.83962	2.92638	0.84877		0.11024

PAGE: 7 of 73

ITR – Quarterly Information Form – 09/30/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Comprehensive Income (R$ thousand)

Code	Description	Current Quarter 07/01/2016 to 09/30/2016	YTD Current Year 01/01/2016 to 09/30/2016	Same Quarter Previous Year 07/01/2015 to 09/30/2015	YTD Previous Year 01/01/2015 to 09/30/2015

4.01	Net Income for the Period	573,887	2,000,207	-580,144	75,349
4.02	Other Comprehensive Income	-181,073	-181,073	0	0
4.02.01	Actuarial Gains and (Losses) on Defined Benefit Pension	-181,073	-181,073	0	0
	Plans
4.03	Comprehensive Income for the Period	392,814	1,819,134	-580,144	75,349

PAGE: 8 of 73

ITR – Quarterly Information Form – 09/30/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method (R$ thousands)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2016 to 09/30/2016	01/01/2015 to 06/30/2015

6.01	Net Cash from Operating Activities	2,028,835	1,853,010
6.01.01	Cash from Operations	3,562,907	2,521,581
6.01.01.01	Profit (Loss) before Income Tax and Social Contribution	3,067,389	-63,187
6.01.01.02	Provision and Inflation Adjustments on Provisions	207,313	-116,292
6.01.01.03	Pension Plan Liabilities – Curtailment	-334,152	0
6.01.01.04	Finance Charges from Customers	-158,219	-199,994
6.01.01.05	Residual Value of Property, Plant and Equipment and	7,211	18,214
	Intangible Assets Written-off
6.01.01.06	Depreciation and Amortization	859,055	808,706
6.01.01.07	Interest on Borrowings and Financing Payable	352,665	357,306

6.01.01.08	Monetary and Exchange Change on Borrowings and	-754,853	2,247,653
	Financing
6.01.01.09	Interest and Monetary Change on Liabilities	21,434	17,469

6.01.01.10	Interest and Monetary Change on Assets	-69,272	-36,514
6.01.01.11	Allowance for Doubtful Accounts	110,181	9,389
6.01.01.12	Provision for Consent Decree (TAC)	12,229	-17,916
6.01.01.13	Equity Results	-2,278	376
6.01.01.14	Provision for Sabesprev Mais	235	5,908
6.01.01.15	Other Provisions/Reversals	-6,466	-13,731
6.01.01.16	Transfer of Funds to São Paulo Municipal Government	19,089	8,012
6.01.01.17	Gross Margin over Intangible Assets Resulting from	-57,006	-53,881
	Concession Contracts
6.01.01.18	Pension Plan Liabilities	288,352	246,346
6.01.01.19	GESP Agreement	0	-696,283
6.01.02	Changes in Assets and Liabilities	-173,827	-129,262
6.01.02.01	Trade Receivables	-28,316	17,731
6.01.02.02	Related Party Balances and Transactions	-3,597	15,364
6.01.02.03	Inventories	13,385	9,366
6.01.02.04	Recoverable Taxes	65,244	82,671
6.01.02.05	Other Receivables	88,705	-26
6.01.02.06	Escrow Deposits	31,740	25,696
6.01.02.08	Contractors and Suppliers	-9,720	-31,968
6.01.02.09	Payroll, Provisions and Social Contribution	59,815	27,050
6.01.02.10	Pension Plan Liabilities	-134,274	-126,555
6.01.02.11	Taxes and Contributions Payable	-106,825	15,776
6.01.02.12	Services Received	-27,537	1,296
6.01.02.13	Other Liabilities	5,144	-71,732
6.01.02.14	Provisions	-131,711	-97,359
6.01.02.15	Deferred COFINS/PASEP	4,120	3,428
6.01.03	Other	-1,360,245	-539,309
6.01.03.01	Interest Paid	-535,299	-521,566
6.01.03.02	Income Tax and Social Contribution Paid	-824,946	-17,743
6.02	Net Cash from Investing Activities	-1,444,922	-1,886,867
6.02.01	Acquisition of Intangible Assets	-1,432,336	-1,856,910
6.02.02	Acquisition of Property, Plant and Equipment	-23,313	-21,902

PAGE: 9 of 73

ITR – Quarterly Information Form – 09/30/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method (R$ thousands)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2016 to 09/30/2016	01/01/2015 to 09/30/2015

6.02.04	Restricted Cash	10,727	-9,581
6.02.05	Dividends Received	0	1,526
6.03	Net Cash from Financing Activities	-807,662	-799,201
6.03.01	Funding	493,863	684,586
6.03.02	Amortization	-968,124	-1,219,588
6.03.03	Payment of interest on equity	-139,399	-202,108
6.03.04	Public-Private Partnership (PPP)	-22,865	-17,169
6.03.05	Program Contract Commitments	-171,137	-44,922
6.05	Increase (Decrease) in Cash and Cash Equivalents	-223,749	-833,058
6.05.01	Opening Cash and Cash Equivalents	1,639,214	1,722,991
6.05.02	Closing Cash and Cash Equivalents	1,415,465	889,933

PAGE: 10 of 73

ITR – Quarterly Information Form – 09/30/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Changes in Equity - 01/01/2016 to 09/30/2016 (R$ thousands)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Total Equity

5.01	Opening Balances	10,000,000	0	4,069,988	0	-353,382	13,716,606
5.03	Restated Opening Balances	10,000,000	0	4,069,988	0	-353,382	13,716,606
5.04	Capital Transactions with Partners	0	0	-11,453	0	0	-11,453
5.04.08	Additional Dividends Approved	0	0	-11,453	0	0	-11,453
5.05	Total Comprehensive Income	0	0	0	2,000,207	-181,073	1,819,134
5.05.01	Net Income for the Period	0	0	0	2,000,207	0	2,000,207
5.05.02	Other Comprehensive Income	0	0	0	0	-181,073	-181,073
5.05.02.06	Actuarial Gains and Losses	0	0	0	0	-181,073	-181,073
5.07	Closing Balances	10,000,000	0	4,058,535	2,000,207	-534,455	15,524,287

PAGE: 11 of 73

ITR – Quarterly Information Form – 09/30/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Changes in Equity - 01/01/2015 to 09/30/2015 (R$ thousands)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Total Equity

5.01	Opening Balances	10,000,000	0	3,694,151	0	-389,748	13,304,403
5.03	Restated Opening Balances	10,000,000	0	3,694,151	0	-389,748	13,304,403
5.04	Capital Transactions with Partners	0	0	-22,002	0	0	-22,002
5.04.08	Additional Dividends Approved	0	0	-22,002	0	0	-22,002
5.05	Total Comprehensive Income	0	0	0	75,349	0	75,349
5.05.01	Net Income for the Period	0	0	0	75,349	0	75,349
5.07	Closing Balances	10,000,000	0	3,672,149	75,349	-389,748	13,357,750

PAGE: 12 of 73

ITR – Quarterly Information Form – 09/30/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Value Added (R$ thousands)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2016 to 09/30/2016	01/01/2015 to 09/30/2015

7.01	Revenue	10,711,651	9,021,425
7.01.01	Operating Revenue	8,148,172	6,378,901
7.01.02	Other Revenue	53,421	143,449
7.01.03	Revenue from the Construction	2,620,239	2,508,464
7.01.04	Allowance for/Reversal of Doubtful Accounts	-110,181	-9,389
7.02	Inputs Acquired from Third Parties	-4,445,400	-4,025,989
7.02.01	Costs of Sales and Services	-3,801,316	-3,720,310
7.02.02	Materials, Energy, Outside Services and Other	-629,592	-275,627
7.02.04	Other	-14,492	-30,052
7.03	Gross Value Added	6,266,251	4,995,436
7.04	Retentions	-859,055	-808,706
7.04.01	Depreciation, Amortization and Depletion	-859,055	-808,706
7.05	Net Value Added Produced	5,407,196	4,186,730
7.06	Wealth Received in Transfer	358,855	1,056,133
7.06.01	Equity Results	2,278	-376
7.06.02	Finance Income	356,577	360,226
7.06.03	Other	0	696,283
7.06.03.01	GESP Reimbursement – Benefits Paid	0	696,283
7.07	Total Value Added to Distribute	5,766,051	5,242,863
7.08	Value Added Distribution	5,766,051	5,242,863
7.08.01	Personnel	1,351,586	1,495,699

7.08.01.01	Salaries and wages	1,069,596	984,944
7.08.01.02	Benefits	187,243	415,006
7.08.01.03	Government Severance Indemnity Fund for Employees	94,747	95,749
	(FGTS)
7.08.02	Taxes and Contributions	2,045,460	639,712
7.08.02.01	Federal	1,954,985	563,731
7.08.02.02	State	61,118	53,114
7.08.02.03	Municipal	29,357	22,867
7.08.03	Value Distributed to Providers of Capital	368,798	3,032,103
7.08.03.01	Interest	299,777	2,971,176
7.08.03.02	Rental	69,021	60,927
7.08.04	Value Distributed to Shareholders	2,000,207	75,349
7.08.04.03	Retained Earnings/Accumulated Loss for the Period	2,000,207	75,349

PAGE: 13 of 73

ITR – Quarterly Information Form – 09/30/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Comments on the Company’s Performance

1.Financial highlights

									R$ million
		3Q16	3Q15	Chg. (R$)%		9M16	9M15	Chg. (R$)%
	Gross operating revenue	2,854.1	2,327.2	526.9	22.6	8,148.2	6,378.9	1,769.3	27.7
	Construction revenue	1,097.8	1,015.2	82.6	8.1	2,620.2	2,508.5	111.7	4.5
	COFINS and PASEP taxes	206.1	145.4	60.7	41.7	556.2	398.9	157.3	39.4
(=)	Net operating revenue	3,745.8	3,197.0	548.8	17.2	10,212.2	8,488.5	1,723.7	20.3
	Costs and expenses	1,615.5	1,570.8	44.7	2.8	5,147.9	3,825.1	1,322.8	34.6
	Construction costs	1,073.5	993.0	80.5	8.1	2,563.2	2,454.6	108.6	4.4
	Equity result	0.5	(1.3)	1.8	-	2.3	(0.4)	2.7	(675.0)
	Other operating revenue (expenses), net	6.3	54.3	(48.0)	(88.4)	27.9	98.1	(70.2)	(71.6)
(=)	Earnings before financial result, income tax and social contribution	1,063.6	686.2	377.4	55.0	2,531.3	2,306.5	224.8	9.7
	Financial result	(176.8)	(1,539.4)	1,362.6	(88.5)	536.1	(2,369.7)	2,905.8	(122.6)
(=)	Earnings before income tax and social contribution	886.8	(853.2)	1,740.0	(203.9)	3,067.4	(63.2)	3,130.6	(4,953.5)
	Income tax and social contribution	312.9	(273.1)	586.0	(214.6)	1,067.2	(138.5)	1,205.7	(870.5)
(=)	Net income	573.9	(580.1	1,154.0	(198.9)	2,000.2	75.3	1,924.9	2,556.3
	Earnings per share* (R$)	0.84	- 0.85			2.93	0.11
	* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)
									R$ million
		3Q16	3Q15	Chg. (R$)%		9M16	9M15	Chg. (R$)%
	Net income	573.9	(580.1)	1,154.0	(198.9)	2,000.2	75.3	1,924.9	2,556.3
	Income tax and social contribution	312.9	(273.1)	586.0	(214.6)	1,067.2	(138.5)	1,205.7	(870.5)
	Financial result	176.8	1,539.4	(1,362.6)	(88.5)	(536.1)	2,369.7	(2,905.8)	(122.60
	Other operating revenues (expenses), net	(6.3)	(54.3)	48.0	(88.4)	(27.9)	(98.1)	70.2	(71.60)
(=)	Adjusted EBIT*	1,057.3	631.9	425.4	67.3	2,503.4	2,208.4	295.0	13.4
	Depreciation and amortization	280.2	271.3	8.9	3.3	859.1	808.7	50.4	6.2
(=)	Adjusted EBITDA **	1,337.5	903.2	434.3	48.1	3,362.5	3,017.1	345.4	11.4
	(%) Adjusted EBITDA margin	35.7	28.3			32.9	35.5

(*)Adjusted EBIT is net income before: (i) other operating revenues/expenses, net; (ii) financial result; and (iii) income tax and socialcontribution.
(**) Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii)
financial result; and (iv) other operating revenues/expenses, net.

In 3Q16, net operating revenue, including construction revenue, reached R$ 3.7 billion; a 17.2% increase compared to the same period of 2015.

Costs and expenses, including construction costs, totaled R$ 2.7 billion, 4.9% higher than 3Q15.

Adjusted EBIT, in the amount of R$ 1,057.3 million, grew 67.3% from R$ 631.9 million recorded in 3Q15.

Adjusted EBITDA, in the amount of R$ 1,337.5 million, increased 48.1% from R$ 903.2 million recorded in 3Q15 (R$ 4,319.6 million in the last 12 months).

The adjusted EBITDA margin was 28.3% in 3Q15 and 35.7% in 3Q16 (32.2% in the last 12 months).

Excluding construction revenues and construction costs, the adjusted EBITDA margin was 49.6% in 3Q16 (40.4% in 3Q15 and 42.5% in the last 12 months).

In 3Q16 the Company recorded a net income of R$ 573.9 million, in comparison to a loss of R$ 580.1 million in 3Q15.

2. Gross operating revenue

Gross operating revenue from water and sewage, not including construction revenue, totaled R$ 2.9 billion, an increase of R$ 526.9 million or 22.6%, when compared to the R$ 2.3 billion recorded in 3Q15.

The main factors that led to this variation were:

· Tariff increase of 8.4% since May 2016;

· Increase of 4.7% in the Company’s total billed volume (4.5% in water and 4.9% in sewage); and

· In 3Q15 there was the bonus granted within the Water Consumption Reduction Incentive Program, concluded in April 2016, in the amount of R$ 248.8 million.

The increase resulting from the above factors was partially offset by the suspension in April 2016 of the Contingency Tariff, in the amount of R$ 144.8 million in 3Q15.

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ITR – Quarterly Information Form – 09/30/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Comments on the Company’s Performance

3. Construction revenue

Construction revenue increased R$ 82.6 million or 8.1%, when compared to the same period of the previous year. The variation was mainly due to higher investments in the municipalities served by the Company.

4. Billed volume

The following tables show the water and sewage billed volume, quarter-on-quarter and 9-month basis, per customer category and region.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m [3]
		Water			Sewage		Water + Sewage
Category	3Q16	3Q15%		3Q16	3Q15%		3Q16	3Q15%
Residential	377.6	363.1	4.0	321.0	306.1	4.9	698.6	669.2	4.4
Commercial	40.3	39.6	1.8	38.5	37.8	1.9	78.8	77.4	1.8
Industrial	8.0	8.0	-	9.5	9.6	(1.0)	17.5	17.6	(0.6)
Public	10.2	9.6	6.3	9.0	8.4	7.1	19.2	18.0	6.7
Total retail	436.1	420.3	3.8	378.0	361.9	4.4	814.1	782.2	4.1
Wholesale (3)	58.4	52.8	10.6	7.9	5.8	36.2	66.3	58.6	13.1
Total	494.5	473.1	4.5	385.9	367.7	4.9	880.4	840.8	4.7
	9M16	9M15%		9M16	9M15%		9M16	9M15%
Residential	1,135.6	1,090.1	4.2	961.4	916.0	5.0	2,097.0	2,006.1	4.5
Commercial	121.7	119.5	1.8	115.7	113.4	2.0	237.4	232.9	1.9
Industrial	23.7	24.5	(3.3)	28.8	29.2	(1.4)	52.5	53.7	(2.2)
Public	30.5	30.8	(1.0)	26.8	24.8	8.1	57.3	55.6	3.1
Total retail	1,311.5	1,264.9	3.7	1,132.7	1,083.4	4.6	2,444.2	2,348.3	4.1
Wholesale (3)	167.1	164.9	1.3	21.1	18.3	15.3	188.2	183.2	2.7
Total	1,478.6	1,429.8	3.4	1,153.8	1,101.7	4.7	2,632.4	2,531.5	4.0

WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m [3]
	Water			Sewage			Water + Sewage
Region	3Q16	3Q15%		3Q16	3Q15%		3Q16	3Q15%
Metropolitan	283.5	271.6	4.4	246.8	235.7	4.7	530.3	507.3	4.5
Regional (2)	152.6	148.7	2.6	131.2	126.2	4.0	283.8	274.9	3.2
Total retail	436.1	420.3	3.8	378.0	361.9	4.4	814.1	782.2	4.1
Wholesale (3)	58.4	52.8	10.6	7.9	5.8	36.2	66.3	58.6	13.1
Total	494.5	473.1	4.5	385.9	367.7	4.9	880.4	840.8	4.7
	9M16	9M15%		9M16	9M15%		9M16	9M15%
Metropolitan	846.0	806.6	4.9	735.1	698.2	5.3	1,581.1	1,504.8	5.1
Regional (2)	465.5	458.3	1.6	397.6	385.2	3.2	863.1	843.5	2.3
Total retail	1,311.5	1,264.9	3.7	1,132.7	1,083.4	4.6	2,444.2	2,348.3	4.1
Wholesale (3)	167.1	164.9	1.3	21.1	18.3	15.3	188.2	183.2	2.7
Total	1,478.6	1,429.8	3.4	1,153.8	1,101.7	4.7	2,632.4	2,531.5	4.0
(1) Unaudited
(2) Including coastal and interior region
(3) Reused water volume and non-domestic sewage are included in

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ITR – Quarterly Information Form – 09/30/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Comments on the Company’s Performance

5. Costs, administrative, selling and construction expenses

In 3Q16, costs, administrative, selling and construction expenses, grew 4.9% (R$ 125.2 million). Excluding construction costs, total costs and expenses increased by 2.8% (R$ 44.7 million).

As a percentage of net revenue, costs and expenses were 80.2% in 3Q15 and 71.8% in 3Q16.

								R$ million
	3Q16	3Q15	Chg. (R$)%		1H16	1H15	Chg. (R$)%
Salaries and payroll charges and Pension plan obligations	292.3	552.0	(259.7)	(47.0)	1,488.0	1,615.3	(127.3)	(7.9)
General supplies	45.6	42.0	3.6	8.6	124.5	133.7	(9.2)	(6.9)
Treatment supplies	64.0	62.9	1.1	1.7	205.3	198.8	6.5	3.3
Services	347.1	296.6	50.5	17.0	945.8	862.5	83.3	9.7
Electricity	224.7	220.0	4.7	2.1	707.9	587.4	120.5	20.5
General expenses	249.3	144.5	104.8	72.5	640.6	247.7	392.9	158.6
Tax expenses	22.6	19.6	3.0	15.3	66.5	57.9	8.6	14.9
São Paulo state government reimbursement	-	-	-	-	-	(696.3)	696.3	-
Sub-total	1,245.6	1,337.6	(92.0)	(6.9)	4,178.6	3,007.0	1,171.6	39.0
Depreciation and amortization	280.2	271.3	8.9	3.3	859.1	808.7	50.4	6.2
Allowance for doubtful accounts	89.7	(38.1)	127.8	(335.4)	110.2	9.4	100.8	1,072.3
Sub-total	369.9	233.2	136.7	58.6	969.3	818.1	151.2	18.5
Costs, administrative and selling expenses	1,615.5	1,570.8	44.7	2.8	5,147.9	3,825.1	1,322.8	34.6
Construction costs	1,073.5	993.0	80.5	8.1	2,563.2	2,454.6	108.6	4.4
Costs, adm., selling and construction expenses	2,689.0	2,563.8	125.2	4.9	7,711.1	6,279.7	1,431.4	22.8
% of net revenue	71.8	80.2			75.5	74.0

5.1. Salaries and payroll charges and Pension plan obligations

There was a decrease of R$ 259.7 million in 3Q16, mainly due to:

• Decrease of R$ 307.4 million due to the migration of 3,572 participants from the Defined Benefit Plan (G1) to the Defined Contribution Plan (Sabesprev Mais), generating an advance decrease of R$ 334.2 million in the actuarial deficit, offset by the extraordinary contribution and incentive of R$ 26.8 million.

The above decrease was partly compensated by the following factors:

· Increase of R$ 24.1 million due to the application of a 10.03% salary adjustment in May 2016;

· Increase of R$ 13.7 million in provision for severance pay (TAC); and

· R$ 8.8 million rise in provisions for supplementary payments for retirement plans and pensions under the G0 Plan, due to changes in actuarial assumptions

5.2. Services

Services expenses, in the amount of R$ 347.1 million, grew R$ 50.5 million or 17.0%, in comparison to R$ 296.6 million in 3Q15. The main items that led to this increase were:

· Advertising campaigns amounting to R$ 14 million;

· Maintenance of networks and sewage connections, amounting to R$ 11.7 million;

· Cost of leasing power generator machines for transferring water from the Rio Grande to the Taiaçupeba reservoir, at a cost of R$ 6.7 million;

· Reading water meters and delivering bills, R$ 4.5 million; and

· Surveillance contract, R$ 3.4 million.

5.3. Electricity

Electricity expenses totaled R$ 224.7 million in 3Q16, an increase of R$ 4.7 million or 2.1% in comparison to the R$ 220.0 million in 3Q15. The main factors that contributed to this increase were:

· Average increase of 12.0% in the free market tariffs, with an 8.5% increase in consumption;

PAGE: 16 of 73

ITR – Quarterly Information Form – 09/30/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Comments on the Company’s Performance

· Average increase of 2.7% in the grid market tariff (TUSD), with a 7.4% decrease in consumption; and

· Average decrease of 8.6% in the regulated market tariffs, with consumption remaining stable.

In 3Q16, the regulated market accounted for 37.1% of the total electricity consumed by the Company, the free market accounted for 33.7% and the grid market accounted for 29.2% of total consumption.

5.4. General expenses

General expenses increased R$ 104.8 million, totaling R$ 249.3 million in 3Q16, versus the R$ 144.5 million recorded in 3Q15, mainly due to:

· Provision of R$ 38.1 million concerning the agreement entered into with EMAE – Empresa Metropolitana de Águas e Energia;

· R$ 21.1 million increase in provisioning for court proceedings;

· Higher provision for the Municipal Fund for Environmental Sanitation and Infrastructure, in the amount of R$ 21.8 million, as a result of the increase in revenues with the municipality of São Paulo; and

· Reversal of provision in 3Q15, totaling R$ 17.9 million, due to the recovery of amounts from the São Paulo State Government (GESP), due to employees assignment.

5.5. Tax expenses

Increase of R$ 3.0 million, largely due to the increase in the Municipal Property Tax (IPTU) in 2016, related to the properties in São Paulo.

5.6. Depreciation and amortization

R$ 8.9 million increase or 3.3%, reaching R$ 280.2 million in 3Q16 in comparison to the R$ 271.3 million recorded in 3Q15, largely due to the beginning of operations of intangible assets, in the amount of R$ 2.2 billion.

5.7. Allowance for doubtful accounts

R$ 127.8 million increase, due mainly to:

• Increase in the write-offs, net of recoveries, amounting to R$ 39.5 million;

• Increase in delinquency, generating an increase of 49.5 million; and

• Reversal of R$ 70.5 million in the provision for losses with municipalities in 3Q15.

This increase was partially offset by the increased receipt of court-ordered debt payments, especially from the city of Guarulhos, amounting to R$ 31.6 million.

6. Other operating revenues (expenses), net

Other net operational revenues and expenses reported a negative variation of R$ 48.0 million, mainly due to the following non-recurring events in 3Q15:

· Receipt of R$ 22.1 million from REAGUA - Programa Estadual de Apoio à Recuperação de Águas (State Program to Support Water Recovery);

· Sale of properties for R$ 16.6 million; and

· Sale of surplus electricity for R$ 4 million.

7. Financial result

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				R$ million
	3Q16	3Q15	Chg.	%
Financial expenses, net of income	(91.7)	(105.6)	13.9	(13.2)
Net monetary and exchange variation	(85.1)	(1,433.8)	1,348.7	(94.1)
Financial result	(176.8)	(1,539.4)	1,362.6	(88.5)

7.1. Financial income and expenses
				R$ million
	3Q16	3Q15	Chg.	%
Financial expenses
Interest and charges on international loans and financing	(28.5)	(39.2)	10.7	(27.3)
Interest and charges on domestic loans and financing	(80.5)	(80.9)	0.4	(0.5)
Other financial expenses	(49.2)	(50.4)	1.2	(2.4)
Total financial expenses	(158.2)	(170.5)	12.3	(7.2)
Financial income	66.5	64.9	1.6	2.5
Financial expenses net of income	(91.7)	(105.6)	13.9	(13.2)

Decrease of R$ 13.9 million, mainly due to lower costs for interest and charges on external loans and financing, which decrease by R$ 10.7 million due to lower debt balances due to the devaluation of the dollar and the yen at the close of 3Q16, against 3Q15 (-18.3% and -3.3%, respectively).

7.2. Monetary and exchange rate variation on assets and liabilities
				R$ million
	3Q16	3Q15	Chg.	%
Monetary variation on loans and financing	(24.4)	(25.9)	1.5	(5.8)
Currency exchange variation on loans and financing	(79.2)	(1,448.9)	1,369.7	(94.5)
Other monetary variations	(9.1)	(18.6)	9.5	(51.1)
Monetary/exchange rate variation on liabilities	(112.7)	(1,493.4)	1,380.7	(92.5)
Monetary/exchange rate variation on assets	27.6	59.6	(32.0)	(53.7)
Monetary/exchange rate variation, net	(85.1)	(1,433.8)	1,348.7	(94.1)

7.2.1 Monetary and exchange rate variation on liabilities

The effect of monetary and exchange rate variation on liabilities 3Q16 was R$ 1,380.7 million less than in 3Q15, in particular:

· A positive variation of R$ 1,369.7 million in the cost of currency variations on loans and financing, due to the lower appreciation of the dollar and the yen against the Real in 3Q16 (1.1% and 2.7%, respectively), compared with their appreciation in 3Q15 (28.1% and 30.5%, respectively); and

· Decrease in the cost of other monetary variations by R$ 9.5 million, principally due to lower provisioning for court proceedings in 3Q16.

7.2.2 Monetary and exchange rate variation on assets

A decrease of R$ 32 million, mainly due to the non-recurring monetary adjustment of the agreement with the municipality of Santos in 3Q15.

8. Income tax and social contribution

Grew R$ 586.0 million, due to the increase in taxable income in 3Q16, when compared to 3Q15.

9. Indicators

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ITR – Quarterly Information Form – 09/30/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Comments on the Company’s Performance

9.1. Operating

The volume of water produced remained with an upward trend in the quarter and had an increase of 9.1%. In the year, the increase was of 9.4%.

Concerning the water losses, it's possible to observe that the loss regarding the micro-measurement (IPM) increased from 28.3% in 3Q15 to 31.4% in 3Q16. The figure of the 3Q15 was influenced not only by loss control initiatives, but also by the demand management, resulting from the water crisis and the consequent need to reduce the pressure on the network. It is worth remembering that this measurement considers the average of the last 12 months.

Operating indicators *	3Q16	3Q15%
Water connections (1)	8,595	8,366	2.7
Sewage connections (1)	7,036	6,806	3.4
Population directly served - water (2)	25.7	25.5	0.8
Population directly served - sewage (2)	23.2	22.7	2.2
Number of employees	14,172	14,056	0.8
Water volume produced in the quarter(3)	671	615	9.1
Water volume produced in 9M (3)	2,007	1,834	9.4
IPM - Measured water loss (%)	31.4	28.3	11.0
IPDt (liters/connection x day)	299	261	14.6
(1) Total connections, active and inactive, in thousand units at the end of the period
(2) In million inhabitants, at the end of the period. Not including wholesale
(3) In million of cubic meters
(*) Unaudited

9.2. Financial

Economic Indexes * (quarter end)	3Q16	3Q15
Accumulated Amplified Consumer Price Index (%)	1.04	1.39
Accumulated Referential Rate (%)	0.58	0.61
Interbank Deposit Certificate (%)	14.13	14.13
US DOLAR (R$)	3.2462	3.9729
YEN (R$)	0.03207	0.03316
(*) Unaudited

10. Loans and financing

In October 2016, the Company raised a foreign loan of US$ 150 million, for a term of 3 years, with interest at a margin of 4.5% p.a. over the 3-month LIBOR rate. Interest on the loan will be payable quarterly, and capital repayments will be six-monthly after an 18-month grace period. The proceeds of the loan were used to settle the Eurobond 2016 issue, for a total of US$ 140 million, and other debts maturing in 2016.

PAGE: 19 of 73

ITR – Quarterly Information Form – 09/30/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Comments on the Company’s Performance

								R$ million
INSTITUTION	2016	2017	2018	2019	2020	2021	2022 Onwards	Total
Local currency
Caixa Econômica Federal	13.8	58.2	62.2	64.0	66.2	69.6	791.7	1,125.7
Debentures	43.2	595.3	887.7	998.3	415.4	196.5	429.2	3,565.6
BNDES	21.3	85.3	87.3	90.0	72.2	71.7	354.0	781.8
Leasing	3.6	26.1	27.4	28.8	30.3	32.0	402.7	550.9
Others	0.2	0.7	1.4	1.4	1.4	1.4	5.3	11.8
Interest and other charges	59.7	67.4	-	-	-	-	-	127.1
Total in local currency	141.8	833.0	1,066.0	1,182.5	585.5	371.2	1,982.9	6,162.9
Foreign currency
IADB	86.0	147.2	106.4	106.4	106.4	106.4	1,143.4	1,802.2
IBRD	-	-	-	8.2	16.4	16.4	205.2	246.2
Eurobonds	454.5	-	-	-	1,132.7	-	-	1,587.2
JICA	0.0	71.5	72.9	118.1	118.1	118.1	1,297.1	1,795.8
BID 1983AB	-	77.7	77.0	57.4	55.5	25.0	47.7	340.3
Interest and other charges	48.3	6.0	-	-	-	-	-	54.3
Total in foreign currency	588.8	302.4	256.3	290.1	1,429.1	265.9	2,693.4	5,826.0
Total	730.6	1,135.4	1,322.3	1,472.6	2,014.6	637.1	4,676.3	11,988.9

11. Capex

In the third quarter of 2016, the Company invested R$ 1.1 billion, totaling R$ 2.7 billion in the first nine months of 2016.

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ITR – Quarterly Information Form – 09/30/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Notes to the Interim Financial Information

1 Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The objective set in the new vision of SABESP is to be recognized as the company that ensured universal access to water and sewage services in its marketplace, in a sustainable and competitive manner, with excellence in customer service.

As of September 30, 2016, the Company operated water and sewage services in 366 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession, program and services contracts. The Company has two partial contracts with the municipality of Mogi das Cruzes, however, since most of municipality is serviced by wholesale, it was not included in the 366 municipalities. As of September 30, 2016, the Company had 368 contracts.

SABESP is not temporarily operating in some municipalities due to judicial orders. The lawsuits in progress refer to Macatuba and Cajobi, and the carrying amount of these municipalities’ intangible assets was R$4,345 as of September 30, 2016 and December 31, 2015.

As of September 30, 2016, 55 concession agreements had expired and are being negotiated. From September 30, 2016 to 2030, 34 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By September 30, 2016, 279 program and services contracts were signed (278 contracts as of December 31, 2015).

As of September 30, 2016, the carrying amount of the underlying assets used in the 55 concessions of the municipalities under negotiation totaled R$6,489,333, accounting for 21.37% of the total, and the related gross revenue for the nine-month period then ended totaled R$1,322,077, accounting for 12.28% of the total.

The Company’s operations are concentrated in the municipality of São Paulo, which represents 55.35% of the gross revenues as of September 30, 2016 (51.52% as of September 30, 2015) and 45.84% of intangible assets (43.37% as of December 31, 2015).

On June 23, 2010, the State of São Paulo, the Municipality of São Paulo, the Company and the regulatory agency “Sanitation and Energy Regulatory Agency – ARSESP” signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services.

Also, on June 23, 2010, the State of São Paulo, the Municipality of São Paulo and SABESP signed the “Public service provision agreement of water supply and sewage services”, a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

i. protection of the sources of water in collaboration with other agencies of the State and the City; ii. capture, transport and treat of water; iii. collect, transport, treatment and final dispose of sanitary sewage; and iv. adoption of other actions of basic and environmental sanitation.

The Company operates under an authorization by public deed in some municipalities in the Santos coast region and in the Vale do Ribeira, where the Company started to operate after the merger of the companies that formed it. In September 2015, the Company entered into a water supply and sewage public utility services agreement with the municipality of Santos. Additional information is presented in Note 9(d) of the Annual Financial Statements of December 31, 2015.

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Notes to the Interim Financial Information

Article 58 of Law 11,445/07 determines that precarious and overdue concessions, as well as those effective for an undetermined period of time, including those that do not have an instrument formalizing them, will be valid until December 31, 2010. However, Article 2 of Law 12,693 of July 24, 2012, which amended Article 7-A of Law 11,578 of November 26, 2007, allows program agreements to be executed until December 31, 2016.

The Company’s Management understands that the concession agreements not yet renewed are valid and will be governed by Laws 8,987/95 and 11,445/07, including those municipalities served without an agreement.

Public deeds are valid and governed by the Brazilian Civil Code.

The Company's shares have been listed in the Novo Mercado (New Market) segment of BM&FBovespa under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

The 2014-2015 water condition presented the lowest rainfall and inflow ever seen in 85 years, especially in the reservoirs composing the Cantareira System. During the rainy season, from October 2015 to March 2016, rainfall in the region returned to the normal levels expected for the period which, jointly with the various measures adopted by the Company to mitigate water shortage impacts, the collaboration of the population in water saving and the emergency works undertaken in 2014 and 2015 resulted in the recovery of water levels in the reservoirs of the Cantareira System.

Consequently, since May 1, 2016, the Water Consumption Reduction Incentive Program. effective since February 2014, and the Contingency Tariff, effective as of January 2015, were cancelled.

The interconnection of the Rio Grande (Billings) Reservoir with the Alto Tietê System was inaugurated in September 2015 and allowed the Alto Tietê System to serve regions previously served by the Cantareira System only. This project enables the transfer of up to 4m³/s from the Rio Grande (Billings) Reservoir to the Alto Tietê System, contributing to water supply and security in the São Paulo Metropolitan Region .

Also regarding the investments designed to increase expansion and water security in the São Paulo Metropolitan Region, two important projects will be concluded in 2017: (i) the Jaguarí-Atibainha interconnection, which will transfer up to 5.13 m³/s to the Cantareira System; and (ii) the construction of the São Lourenço Production System, which will expand the storage, production and distribution capacity by 6.4 m³/s.

The total volume of water stored in our water sources in September 2016 was 495% higher than in the same period in 2015, i.e. in September 2016, stored water totaled 831.9 million m³ versus 139.8 million m³ in September 2015, excluding the technical reserve.

However, in spite of the end of the Water Consumption Reduction Incentive Program and the Contingency Tariff in April, water production has not yet reached pre-crisis levels, showing that consumer habits may have changed.

The Company’s Management expects that with the improvement of water conditions and operating cash, in addition to the lines of credit available for for investments, the Company will have sufficient funds to meet its liabilities and not compromise the investments necessary to water security.

See other disclosures about this matter in Note 24 – operating revenue.

The interim financial information was approved by the Board of Directors on November 10, 2016.

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Notes to the Interim Financial Information

2 Basis of preparation and presentation of the financial statements

Presentation of the quarterly financial information

The quarterly financial information as of September 30, 2016, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of Quarterly Information Form– ITR and they are fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Therefore, this Interim Financial Information takes into consideration the official letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The interim financial information for September 30, 2016, therefore, does not include all the notes and reporting required by the annual financial statements, and accordingly, shall be read jointly with the Annual Financial Statements as of December 31, 2015, prepared pursuant to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB and pursuant to the accounting practices adopted in Brazil which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee- CPC.

3 Summary of significant accounting policies

The accounting policies used in the preparation of the quarterly financial information for the quarter ended September 30, 2016 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2015. These policies are disclosed in Note 3 to the Annual Financial Statements.

4 Risk Management

4.1 Financial Risk Management

Financial risk factors

The Company's activities are affected by Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a) Market risk

Foreign currency risk

SABESP’s foreign exchange exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, mainly US dollar and yen-denominated short and long-term borrowings.

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

A significant amount of the Company’s financial debt is indexed to the U.S. dollar and Yen, in the total amount of R$5,850,794 as of September 30, 2016 (R$6,640,256 as of December 31, 2015). Below, the Company’s exposure to exchange risk:

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	September 30, 2016		December 31, 2015
	Foreign		Foreign
	currency	R$	currency	R$

Borrowings and financing – US$	1,231,497	3,997,686	1,242,273	4,850,827
Borrowings and financing – Yen	56,089,939	1,798,804	53,906,927	1,748,202
Interest and charges from borrowings and financing –
US$		50,772		29,813
Interest and charges from borrowings and financing – Yen		3,532		11,414
Total exposure		5,850,794		6,640,256
Borrowing cost – US$		(21,753)		(19,786)
Borrowing cost – Yen		(2,937)		(2,646)
Total foreign currency-denominated borrowings (Note 15)		5,826,104		6,617,824

The 12% decrease in foreign-currency denominated debt between September 30, 2016 and December 31, 2015, was mainly due to the following:

1) Exchange rate changes, due to the 16.9% decrease in the US dollar, from R$3.9048 as of December 31, 2015 to R$3.2462 as of September 30, 2016. The US dollar-denominated debt accounts for 69.1% of foreign currency-denominated debts; and

2) A 2.9% increase in Yen-denominated debt, due to the funding of loan and financing agreements: JICA 19, in the amount of R$144,497. These increases were reduced due to the 1.1% decrease in the Yen exchange rate, which went from R$0.03243 as of December 31, 2015, to R$0.03207 as of September 30, 2016.

As of September 30, 2016, if the Brazilian real had depreciated or appreciated by 10% against the US dollar and Yen, effects on results before taxes on the nine-month period ended September 30, 2016, considering the other variables are as remaining constant, in addition to the impacts mentioned above, would have been R$585,079 (R$664,026 as of December 31, 2015), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated borrowings.

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of the U.S. dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian real.

	Scenario I	Scenario II	Scenario
	(Probable)	(+25%)	III(+50%)
	(*)
Net currency exposure as of September 30, 2016 (Liabilities) in
US$	1,231,497	1,231,497	1,231,497

US$ rate as of September 30, 2016	3.2462	3.2462	3.2462
Exchange rate estimated according to the scenario	3.4000	4.2500	5.1000
Difference between the rates	(0.1538)	(1.0038)	(1.8538)

Effect on net financial result R$ - (loss)	(189,404)	(1,236,177)	(2,282,949)

Net currency exposure as of September 30, 2016 (Liabilities) in
Yen	56,089,939	56,089,939	56,089,939

US$ rate as of September 30, 2016	0.03207	0.03207	0.03207

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Notes to the Interim Financial Information
	Scenario I	Scenario II	Scenario
	(Probable)	(+25%)	III(+50%)
	(*)
Exchange rate estimated according to the scenario	0.03379	0.04224	0.05069
Difference between the rates	(0.00172)	(0.01017)	(0.01862)

Effect on net financial result R$ - (loss)	(96,475)	(570,435)	(1,044,395)

Total effect on net financial result in R$ - (loss)	(285,879)	(1,806,612)	(3,327,344)

(*) For the probable scenario in US dollar, the exchange rate estimated for September 30, 2017 was used, pursuant to the Focus
Report – BACEN. For the Yen, the average exchange rate was considered for the 12-month period after September 30, 2016, according to BM&FBovespa Reference Rate report.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below provides the Company's borrowings and financing subject to variable interest rate:

		September 30, 2016	December 31, 2015

	TR(i)	1,524,954	1,498,085
	CDI(ii)	1,082,228	1,617,191
	TJLP(iii)	1,182,951	1,114,977
	IPCA(iv)	1,707,269	1,623,201
	LIBOR(v)	2,402,539	2,926,628
	Interest and charges	136,730	144,546
	Total	8,036,671	8,924,628

(i)	TR – Interest Benchmark Rate
(ii)	CDI – (Certificado de Depósito Interbancário), an interbank deposit certificate
(iii)	TJLP – (Taxa de Juros a Longo Prazo), a long-term interest rate index
(iv)	IPCA – (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index
(v)	LIBOR – London Interbank Offered Rate

Another risk to which the Company is exposed, is the mismatch of the monetary restatement indices of its debts with those of its service revenues. Water supply and sewage services tariff adjustments do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing and interest rates affecting indebtedness.

As of September 30, 2016, if interest rates on borrowings and financing had been 1% higher or lower with all other variables held constant, the effects on profit before taxes for the nine-month period ended September 30, 2016 would have been R$80,367 (R$89,246 as of December 31, 2015), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b) Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

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Notes to the Interim Financial Information

The maximum exposures to credit risk as of September 30, 2016 are the carrying amounts of instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade receivables and accounts receivable from related parties at the end of the reporting period. See additional information in Notes 6, 7, 8 and 9.

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to provision for impairment can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. The credit quality of counterparties which are banks, such as deposits and financial investments, the Company considers the lower rating of the counterparty published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

	September 30, 2016	December 31, 2015
Cash at bank and short-term bank deposits
AA+(bra)	1,414,851	1,638,589
Other (*)	614	625
	1,415,465	1,639,214

(*) This category includes current accounts and investment funds in banks, which have no credit rating information available.

The available credit rating information of the banks in which the Company made deposit transactions and financial investments in domestic currency (R$ - domestic rating) during the period is as follows:

Banks	Fitch	Moody's	Standard Poor's

Banco do Brasil S/A	AA+(bra)	Aa1.br	-
Banco Santander Brasil S/A	AAA(bra)	Aaa.br	brAA-
Brazilian Federal Savings Bank	AA+(bra)	Aa1.br	brAA-
Banco Bradesco S/A	AAA(bra)	Aa1.br	brAA-
Itaú Unibanco Holding S/A	AAA(bra)	Aa1.br	brAA-

(c) Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, borrowings from Brazilian Federal and State governmental financial institutions, and financing in the domestic and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs, as well as the payment of its debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the financial liabilities of the Company and São Lourenço PPP’s commitments, into relevant maturities, including the installment of principal and future interest to be paid according to the agreement.

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Notes to the Interim Financial Information
	October to December 2016
						2021
		2017	2018	2019	2020	onwards	Total
As of September 30, 2016

Liabilities
Borrowings and financing	771,864	1,568,442	1,762,223	1,852,462	2,337,655	6,628,393	14,921,039
Trade payables and contractors	257,166	-	-	-	-	-	257,166
Services payable	378,831	-	-	-	-	-	378,831
Public-Private Partnership – PPP (*)	11,509	46,038	348,227	348,227	348,227	5,664,568	6,766,796
Program contract commitments	63,698	52,324	30,598	29,408	869	17,583	194,480

(*)The Company also considered future commitments (construction not yet performed) not yet recognized in the financial statements related to São Lourenço PPP, due to the relevance of future cash flows, the impacts on its operations and the fact the Company already has formalized this commitment through an agreement signed by the parties.

Future interest

Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates above.

Cross default

The Company has borrowings and financing agreements including cross default clauses, i.e., the early maturity of any debt, may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of this clause.

(d) Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected until the final settlement of each contract, considering a probable scenario (scenario I), appreciation of 25% (scenario II) and 50% (scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement, the amounts can be different from those presented, due to the estimates used in the measurement.

	September 30, 2016
		Scenario I	Scenario II	Scenario III
Indicators	Exposure	(Probable) (i)	25%	50%
Assets
CDI	1,350,772	11.7700%(*)	8.8275%	5.8850%
Financial income		158,986	119,239	79,493

Liabilities
CDI	(1,082,228)	11.7700%(*)	8.8275%	5.8850%
Interest to be incurred		(127,378)	(95,534)	(63,689)

CDI net exposure	268,544	31,608	23,705	15,804

Liabilities
TR	(1,524,954)	0.0075% (***)	0.0094%	0.0113%
Expenses to be incurred		(114)	(143)	(172)

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Notes to the Interim Financial Information
September 30, 2016
			Scenario I	Scenario II	Scenario III
Indicators		Exposure	(Probable) (i)	25	50

IPCA		(1,707,269)	5.0700%(*)	6.3375%	7.6050%
Expenses to be incurred			(86,559)	(108,198)	(129,838)

TJLP		(1,182,951)	7.5000%(*)	9.3750%	11.2500%
Interest to be incurred			(88,721)	(110,902)	(133,082)

LIBOR		(2,402,539)	0.9423%	1.1779%	1.4135%
Interest to be incurred			(22,639)	(28,300)	(33,960)

Total net expenses to be incurred			(166,425)	(223,838)	(281,248)

(*)	Source: CDI and IPCA (Focus Report – BACEN, September 30, 2016) and TJLP of September 30, 2016 (BACEN).
(**)	Source: Bloomberg
(***)Source: BM&FBovespa

(i) Refers to the scenario of interest to be incurred for the 12 months as of September 30, 2016 or until the maturity of the agreements, whichever is shorter.

4.2 Capital management

The Company’s objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total borrowings and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the balance sheet plus net debt.

	September 30, 2016	December 31, 2015
Total borrowings and financing (Note 15)	11,988,956	13,121,600
(-) Cash and cash equivalents (Note 6)	(1,415,465)	(1,639,214)
Net debt	10,573,491	11,482,386
Total equity	15,524,287	13,716,606
Total capital	26,097,778	25,198,992
Leverage ratio	41%	46%

The leverage ratio decreased from 46% as of December 31, 2015 to 41% as of September 30, 2016, chiefly due to the decreased balance of foreign-currency denominated borrowings and financing as a result of 16.9% and 1.1% depreciations of the US dollar and the Yen, respectively, as of September 30, 2016.

4.3 Fair value estimates

It is assumed that balances from trade receivables (current) and accounts payable to suppliers by carrying amount, less impairment, approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

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Notes to the Interim Financial Information

4.4 Financial instruments

The Company had CTEEP’s shares, which were classified as financial asset held for trading and recognized at fair value through profit or loss. As of April 20, 2016, the Company sold these shares for R$111,117. The Company’s financial instruments included in the borrowings and receivables category comprise cash and cash equivalents, trade receivables, related party balances, other receivables, balances receivable from the Water National Agency – ANA, and the financial instruments under other liabilities category comprised accounts payable to contractors and suppliers, borrowings and financing, balances payable deriving from the Public Private Partnership-PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

As of September 30, 2016, the Company did not have financial liabilities classified as fair value through profit or loss.

The estimated fair values of financial instruments are as follows:

Financial assets

	September 30, 2016		December 31, 2015
	Carrying		Carrying
	amount	Fair value	amount	Fair value
Cash and cash equivalents	1,415,465	1,415,465	1,639,214	1,639,214
Restricted cash	18,429	18,429	29,156	29,156
Trade receivables	1,629,174	1,629,174	1,509,588	1,509,588
Water National Agency – ANA	82,895	82,895	88,368	88,368
Financial asset held for trading (*)	-	-	101,500	101,500
Other receivables	221,174	221,174	196,118	196,118
(*) Amount recorded under “other receivables” in current assets.

Additionally, SABESP has financial instrument assets receivables from related parties, in the amount of R$871,301 as of September 30, 2016 (R$872,107 as of December 31, 2015), which were calculated in accordance with the conditions negotiated between related parties. The conditions and additional information referring to these financial instruments are disclosed in Note 9 to this interim financial information and Note 10 to the Annual Financial Statements of December 31, 2015. Part of this balance, totaling R$779,372 (R$786,501 as of December 31, 2015), refers to reimbursement of additional retirement and pension plan - G0 and is indexed by IPCA plus simple interest of 0.5% p.m. This interest rate approximates that one practiced by federal government bonds (NTN-b) with terms similar to those of related-party transactions.

Financial liabilities

	September 30, 2016		December 31, 2015
	Carrying		Carrying
	amount	Fair value	amount	Fair value
Borrowings and financing	11,988,956	12,017,138	13,121,600	12,625,454
Trade payables and contractors	257,166	257,166	248,158	248,158
Services payable	378,831	378,831	387,279	387,279
Program contract commitments	174,843	174,843	320,714	320,714
Public-Private Partnership - PPP	1,907,733	1,907,733	1,035,033	1,035,033

The criteria adopted to obtain the fair values of borrowings and financing, in preparing the interim financial information as of September 30, 2016, are consistent with those adopted in the Annual Financial Statements for the fiscal year ended December 31, 2015. In the Annual Financial Statements, these criteria are disclosed in Note 5.4.

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Notes to the Interim Financial Information

Considering the nature of other financial instruments, assets and liabilities of the Company, the balances recognized in the balance sheet approximate the fair values, taking into account the maturities close to the end of the reporting period, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature and maturity terms.

5 Key accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The key accounting estimates and judgments are: (i) allowance for doubtful accounts, (ii) intangible assets arising from concession and program contracts, (iii) provisions, (iv) pension benefits, and (v) deferred income tax and social contribution, and are disclosed in Note 6 to the Annual Financial Statements as of December 31, 2015.

6 Cash and cash equivalents

	September 30, 2016	December 31, 2015

Cash and banks	64,693	77,233
Cash equivalents	1,350,772	1,561,981
	1,415,465	1,639,214

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates), deposited at Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

As of September 30, 2016, the average yield of financial investments corresponds to 99.29% of CDI (99.24% for financial assets held for trading as of December 31, 2015).

7 Restricted cash

	September 30, 2016	December 31, 2015
Current
Agreement with the São Paulo municipal government (i)	13,946	13,005
Funds raised with the BNDES (ii)	-	7,109
Brazilian Federal Savings – escrow deposit (iii)	1,122	1,433
Other	3,361	7,609
	18,429	29,156

(i) Agreement with the municipal government of São Paulo where the Company transfers 7.5% of the Municipal revenue to the Municipal Fund;

(ii) Refers to funds raised with the Brazilian Development Bank– BNDES, awaiting the authorization for use; and

(iii) Refers to savings account for receiving escrow deposits regarding lawsuits with final and unappealable decisions in favor of the Company, which are blocked as per contractual clause.

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Notes to the Interim Financial Information

8	Trade receivables
	(a) Financial position balances

		September 30, 2016	December 31, 2015
	Private sector:
	General and special customers (i) (ii)	1,137,474	1,044,692
	Agreements (iii)	332,989	317,871

		1,470,463	1,362,563
	Government entities:
	Municipal	523,557	503,309
	Federal	4,518	5,738
	Agreements (iii)	250,745	207,066

		778,820	716,113
	Wholesale customers – Municipal governments: (iv)
	Guarulhos	821,458	810,285
	Mauá	453,563	416,749
	Mogi das Cruzes	2,544	2,158
	Santo André	917,094	857,424
	São Caetano do Sul	2,532	2,057
	Diadema	222,671	222,671

	Wholesale customers – Municipal governments	2,419,862	2,311,344

	Unbilled supply	460,342	427,361

	Subtotal	5,129,487	4,817,381
	Allowance for doubtful accounts	(3,500,313)	(3,307,793)

	Total	1,629,174	1,509,588

	Current	1,465,317	1,326,972
	Noncurrent	163,857	182,616

		1,629,174	1,509,588

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Notes to the Interim Financial Information

(i) General customers - residential and small and mid-sized companies

(ii) Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements - installment payments of past-due receivables, plus monetary restatement and interest, when provided for in the agreements.

(iv) Wholesale basis customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP, which have full allowance for doubtful accounts. Additionally, the overdue amounts are included in the allowance for doubtful accounts.

Changes in accounts receivables on a wholesale basis are as follows:

	January to September 2016	January to September 2015

Balance at beginning of the period	2,311,344	2,158,798
Services provided	517,658	253,281
Receivables	(409,140)	(87,363)

Balance at the end of the period	2,419,862	2,324,716

(b) The aging of trade receivables is as follows

	September 30, 2016	December 31, 2015

Current	1,274,343	1,195,098
Past-due:
Up to 30 days	232,213	182,025
From 31 to 60 days	113,498	123,765
From 61 to 90 days	94,758	78,089
From 91 to 120 days	75,122	84,654
From 121 to 180 days	134,624	80,447
From 181 to 360 days	220,759	158,182
Over 360 days	2,984,170	2,915,121

Total past-due	3,855,144	3,622,283

Total	5,129,487	4,817,381

The increase in the balance overdue is mainly due to accounts receivable at wholesale where municipalities served are challenging in court the tariffs charged by SABESP. These amounts are fully covered by the allowance for doubtful accounts.

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Notes to the Interim Financial Information

(c) Allowance for doubtful accounts

	January to September 2016		January to September 2015

Balance at beginning of the period		3,307,793		3,164,288
Private sector /government entities		121,930		54,741
Recoveries		(141,698)		(57,138)
Wholesale customers		231,891		189,611

Net additions for the period		212,123		187,214

Write-offs in the period referring to accounts receivable		(19,603)		-

Balance at the end of the period		3,500,313		3,351,502

	July to	January to	July to	January to
Reconciliation of provision for losses	September	September	September	September
of income	2016	2016	2015	2015

Losses (write-off)	45,956	128,088	(8,130)	22,017
Provision for state entities (related parties)	842	4,403	(956)	1,443
Provision for private sector /government entities	91,199	121,930	1,098	54,741
Provision for wholesale customers	-	(2,542)	8,934	(11,674)
Recoveries	(48,289)	(141,698)	(39,077)	(57,138)

Amount recorded as selling expenses	89,708	110,181	(38,131)	9,389

Wholesale sales losses, amounting to R$83,463 from July to September 2016 and R$234,433 from January to September 2016 (R$63,635 from July to September 2015 and R$201,285 from January to September 2015), were also recorded as revenue reduction.

The Company does not have customers representing 10% or more of its revenues.

9 Related-Party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

Additional information is presented in Note 10 to the Annual Financial Statements of December 31, 2015.

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Notes to the Interim Financial Information

(a) Accounts receivable, interest on capital payable, revenue and expenses with the São Paulo State Government

		September 30, 2016		December 31, 2015
Accounts receivable
Current:
Water and sewage services		136,995		115,633
Allowance for losses		(53,735)		(49,332)
Reimbursement for retirement and pension benefits paid (G0):
- Monthly flow (payments)		15,177		20,564
- GESP Agreement		49,985		49,985
“Se Liga na Rede” program (l)		8,669		19,305

Total current		157,091		156,155

Noncurrent:
Reimbursement for retirement and pension benefits paid (G0):
- GESP Agreement – 2008		29,158		66,646
- GESP Agreement – 2015		685,052		649,306

Total noncurrent		714,210		715,952

Total receivables from shareholders		871,301		872,107

Assets:
Water and sewage services		83,260		66,301
Reimbursement for retirement and pension benefits paid (G0)		779,372		786,501
“Se Liga na Rede” program (l)		8,669		19,305

Total		871,301		872,107

Liabilities:
Interest on capital payable to related parties		-		64,013
Other (g)		1,431		2,210

	July to	January to	July to	January to
	September	September	September	September
	2016	2016	2015	2015
Revenue from water and sewage services
Water supply	59,094	173,726	51,574	141,034
Sewage services	54,646	152,787	42,377	117,428
Payments received from related parties	(108,459)	(305,098)	(85,468)	(245,970)

Receipt of GESP reimbursement referring to
Law 4,819/58	(32,267)	(104,592)	(31,257)	(87,973)

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Notes to the Interim Financial Information

(b) Contingent assets - GESP (not recorded)

As mentioned above, as of September 30, 2016 and December 31, 2015, SABESP had contingent assets with GESP, not recorded in assets referring to the additional retirement and pension paid (Law 4,819/58), named “Disputed amounts receivable”, totaling R$910,253 and R$855,054, respectively.

(c) Use of reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. - EMAE plans to receive for the credit and obtain financial compensation for alleged past and future losses in electricity generation, due to water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

Several lawsuits were filed by EMAE. Currently, an arbitration proceeding is in progress related to the Guarapiranga reservoir and a lawsuit related to the Billings reservoir, both pleading for financial compensation due to SABESP’s water collect for public supply, alleging that this conduct has been causing permanent and growing loss in the capacity of generating electricity of Henry Borden hydroelectric power plant with financial losses.

As of April 10, 2014, the Company issued a Notice to the Market including the information about an eventual future agreement.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Adjustments aimed to fully and completely settle the disputes involving the two companies. The transaction is subject to the condition precedent of approval by the competent bodies of the Company and EMAE, as well as the Brazilian Electricity Regulatory Agency – ANEEL, and involves the payment by SABESP to EMAE of the following amounts:

- R$6,610 annually, adjusted for inflation, as of the execution date of this instrument, by the IPCA or any other index that may replace it, by the last business day of October of each fiscal year, with (i) the first of such annual payments due up to the last business day of October 2017 and (ii) the last payment due up to the last business day of October 2042; and

- R$46,270, in five annual and successive installments, adjusted for inflation by the IPCA or any other index that may replace it, with the first installment of R$9,254 due on April 30, 2017 and the subsequent ones in 04 (four) installments of same amount, due on every April 30 of the subsequent years, or on the first subsequent business day.

The agreement was based on the following assumptions: (i) SABESP payments should not exceed the amount necessary to indemnify EMAE for the maintenance and operating costs of the Guarapiranga and Billings reservoirs, in the proportion of their collect considering the natural outflow of each reservoir; (ii) payments will be made while SABESP’s and EMAE’s concessions are valid, and as long as SABESP withdraws water from these reservoirs, in compliance with the statute of limitations of the objects of the proceedings; (iii) SABESP must request ARSESP to incorporate these expenses into the tariff revision process in progress.

In order to estimate the maintenance and preservation expenses of the hydraulic and property structures of the Billings and Guarapiranga reservoirs, the technical area involved in water production adopted the following assumptions: (i) expenses related to the Guarapiranga Reservoir, whose water is used exclusively to supply the population of the São Paulo Metropolitan Region, will be fully paid by SABESP; (ii) the Billings reservoir has multiple uses – flood control, generation of electricity and public supply – and its maintenance and operating expenses should be shared based on the proportion of water used by each of the functions mentioned; (iii) SABESP has grants to use water in several points of the Billings reservoir that total an available outflow of 10.0 m³/s, representing 61.7% of the reservoir’s long-term average outflow (16.2 m³/s); and (iv) considering the water volume usage percentages - 100% Guarapiranga and 61.70% Billings – an annual amount of R$6,610 will be charged as shared expenses, based on the terms of the agreement.

The Company adopted the annual amount of R$6,610 from 2010 to 2042, including the statute of limitations and the year of expiration of the EMAE concession.

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Notes to the Interim Financial Information

For these reasons, the Company has concluded that it was in its interest to enter into the agreement since: (i) it eliminates the incidence of future risks with the dismissal of all proceedings; (ii) its amount is limited to a reasonable amount to be paid for the sharing of the operating and maintenance costs of the Guarapiranga and Billings reservoirs; and (iii) the form of payment is appropriate to its financial situation.

By entering into the Agreement, all litigation between the parties will cease permanently and the Company will continue using the reservoirs.

In addition to the lawsuits that were part of the Agreement, on April 11, 2016, SABESP was named in the Indemnification proceeding commenced by EMAE’s minority shareholders, who claimed compensation for damages suffered by EMAE, based on the amounts that the latter did not earn due to the decrease in the outflow of these reservoirs and in the generation of electricity as a result of the use of water of the Billings and Guarapiranga reservoirs by SABESP, and also requested that SABESP be sentenced to reimburse the loss of profits related to EMAE’s unearned amounts resulting from the fact that water was not pumped from the Pinheiros and Tietê Rivers to the Henry Borden hydroelectric power plant. In summary, the company claims that the São Paulo State, in its capacity as controlling shareholder of EMAE, has acted unduly to EMAE’s detriment and in favor of SABESP’s interests by allowing and consenting water intake from the Billings and Guarapiranga reservoirs, in detriment to the output of these reservoirs and generation of electricity by EMAE, without the necessary financial compensation, making impracticable the satisfactory use of the Henry Borden hydroelectric power plant. Although this lawsuit was not the object of the agreement, the Company understands that the approval of the agreement by the Extraordinary Shareholders’ Meeting would eliminate the risk that this proceeding would continue in the judicial level.

As of September 30, 2016, the Company recorded R$8,846 and R$29,259 in Other Liabilities, under current and noncurrent liabilities, respectively, which represent the present value of the balance of R$46,270 that will be paid in five annual installments.

As of November 9, 2016, EMAE’s Board of Directors approved the transaction with SABESP, pursuant to the Private Transaction Agreement, in accordance with the Notice to the Market disclosed by EMAE on the same date.

As of November 10, 2016, the transaction was approved by SABESP’s Board of Directors.

(d) Agreements with reduced tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA)

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

(e) Guarantees

The State Government provides guarantees for some borrowings and financing of the Company and does not charge any fee with respect to such guarantees.

(f) Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully passed on and monetarily reimbursed. From July to September 2016 and 2015, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$2,449 and R$2,439, respectively, and, from January to September 2016 and 2015, they amounted to R$7,659 and R$7,870, respectively.

From July to September 2016, there were no expenses related to personnel assigned by other entities to the Company. In 2015, these expenses amounted to R$91 and, from January to September 2016 and 2015, amounted to R$10 and R$231, respectively.

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Notes to the Interim Financial Information

(g) Services obtained from state government entities

As of September 30, 2016 and December 31, 2015, the Company had an outstanding amounts payable of R$1,431 and R$2,210, respectively, for services rendered by São Paulo State Government entities.

(h) Non-operating assets

As of September 30, 2016 and December 31, 2015, the Company had an amount of R$969 related to a free land lent to DAEE (Department of Water and Electricity).

(i) Sabesprev

The Company sponsors a private defined benefit pension plan, which is operated and administered by Sabesprev. The net actuarial liability recognized as of September 30, 2016 amounted to R$664,880 (R$665,274 as of December 31, 2015), according to Note 19 (b).

(j) Compensation of Management Key Personnel

Expenses related to the compensation to the members of its Board of Directors, Fiscal Council and Board of Executive Officers from July to September 2016 amounted to R$951 (R$1,011 from July to September 2015). From January to September 2016, these expenses totaled R$2,874 (R$2,944 from January to September 2015). An additional amount of R$124, related to the Officers’ bonus program, was recorded from July to September 2016 (R$124 from July to September 2015). From January to September 2016, the bonus totaled R$371 (R$397 from January to September 2015).

(k) Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), not holding the majority interest but with cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect returns over investments. Therefore, these SPEs are considered for accounting purposes as jointly-owned subsidiaries.

The Company has loan agreement through credit facility with the SPEs Aquapolo Ambiental S/A and Attend Ambiental S/A, respectively, to finance the operations of these companies, until the borrowings and financing requested with financial institutions is cleared. These agreements have the following characteristics:

	Principal
	disbursed	Interest
SPE	amount	balance	Total	Interest rate	Maturity
Attend Ambiental	5,400	2,810	8,210	SELIC + 3.5 % p.a.	(i)
Aquapolo Ambiental	5,629	5,924	11,553	CDI + 1.2% p.a.	04/30/2016 (ii)
Aquapolo Ambiental	19,000	12,621	31,621	CDI + 1.2% p.a.	10/30/2015 (ii)
Total	30,029	21,355	51,384

(i) The loan agreement with SPE Attend Ambiental S/A matures within 180 days, from the date when the respective amount is available in the borrower’s account, renewable for the same period. The credit has been overdue since May 11, 2015 and is subject to contractual default charges (inflation adjustment considering the IGP-M variation, 2% fine and default interest of 1% p.m.). The agreement has being renegotiated between the parties.

(ii) The Company and Aquapolo Ambiental S/A are renegotiating the payment terms and the maturity of both agreements.

As a result of the renegotiations, the principal, in the amount of R$30,029, and interest, in the amount of R$21,355, were classified in the “other receivables” line, under noncurrent assets until new payment conditions are agreed upon. As of September 30, 2016, the balance of principal and interest rates of these agreements was R$51,384 (R$45,289 as of December 31, 2015). From January to September 2016, a financial income recognized was R$6,096 (R$8,076 from January to September 2015).

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Notes to the Interim Financial Information

(l) “Se Liga na Rede” (Connect to the Network Program)

The State Government enacted the State Law 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low-income households, which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works. As of September 30, 2016, the program total amount was R$79,053 (R$78,447 as of December 31, 2015), R$8,669 (R$19,305 as of December 31, 2015) recorded in balances receivable from related parties, the amount of R$34,694 (R$34,089 as of December 31, 2015) recorded in the group of intangible assets and R$35,690 (R$25,053 as of December 31, 2015) reimbursed by GESP.

10 Water National Agency - ANA

The Company has agreements executed within the scope of the Hydrographic Basin Depollution Program (PRODES), also known as "Treated Sewage Purchase Program ".

This program remunerates by results achieved, i.e., by effectively treated sewage and does not finance works or equipment. In this program, the Water National Agency (ANA) makes available funds, which are restricted to a specific current account and applied in investment funds at the Caixa Econômica Federal - Federal Savings Banks (CEF), until the fulfillment of treated sewage volume is evidenced, as well as the reduction of polluting cargoes of each agreement.

When resources are made available, liabilities are recorded until funds are released by ANA. After the evidence of targets stipulated in each contract, the revenue deriving from these funds is recognized, but if these targets are not met, funds will return to the National Treasury with the appropriate funds earnings. As of September 30, 2016, the balances of assets and liabilities were R$82,895 (R$88,368 as of December 31, 2015), and the liabilities are recorded under "other liabilities" of noncurrent liabilities.

11 Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, with no ability to use such power of veto in a way to affect returns over investments, indicating participating shared control (joint venture – CPC 19 (R2)).

The Company holds interest valued by the equity method.

See additional information on the operations of each investee in Note 12 to the Annual Financial Statements as of December 31, 2015.

(a) Summary of the investees’ financial statements and SABESP’s equity interest:

			Provisioned
Company	Equity		dividends	Profit (loss) for the period
	September	December	January to	January to	January to
	30,	31,	September	September	September
	2016	2015	2016	2016	2015

Sesamm	35,008	32,313	(1,673)	4,368	4,356
Águas de Andradina	15,896	15,191	(802)	1,507	1,988
Águas de Castilho	3,648	3,449	(374)	573	494
Saneaqua Mairinque	3,750	3,560	(193)	383	625

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Notes to the Interim Financial Information
Attend Ambiental		3,576	3,084	-	492		2,490
Aquapolo Ambiental		11,150	11,651	-	(501)	(8,005)
Paulista Geradora de Energia		8,472	8,509	-	(37)		(99)
			Dividends	Equity in the earnings of
Company	Investments		distributed	subsidiaries		Interest percentage
		December	January to	January to	January to		December
	September	31,	September	September	September	September		31,
	30, 2016	2015	2016	2016	2015	30, 2016		2015

Sesamm	12,603	11,633	(602)	1,572	1,568	36%		36%
Águas de Andradina	4,769	4,558	(241)	452	596	30%		30%
Águas de Castilho	1,095	1,035	(112)	172	148	30%		30%
Saneaqua Mairinque	1,125	1,068	(58)	115	188	30%		30%
Attend Ambiental	1,609	1,388	-	221	1,071	45%		45%
Aquapolo Ambiental	5,464	5,709	-	(245)	(3,922)	49%		49%
Paulista Geradora de Energia	2,118	2,127	-	(9)	(25)	25%		25%
Total	28,783	27,518	(1,013)	2,278	(376)
Other investments	587	587
Overall total	29,370	28,105

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Notes to the Interim Financial Information

12 Investment properties

As of September 30, 2016, the balance of “investment properties” is R$58,534 (R$58,957 as of December 31, 2015). As of September 30, 2016 and December 31, 2015, the market value of these properties was approximately R$398,000 and R$392,000, respectively.

			Reversal of
	December 31,		allowance for		September 30,
	2015	Transfers	losses	Depreciation	2016

Investment property	56,957	1,647	9	(79)	58,534

Total	56,957	1,647	9	(79)	58,534

13 Intangible assets

(a) Financial position balances

	September 30, 2016				December 31, 2015
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Intangible assets arising from:
Agreements – equity value	9,051,221	(1,690,601)	7,360,620	8,862,581	(1,574,951)	7,287,630
Agreements – economic value	1,902,790	(522,691)	1,380,099	1,819,219	(466,199)	1,353,020
Program contracts	9,039,432	(2,567,870)	6,471,562	8,660,552	(2,371,977)	6,288,575
Program contracts – commitments	990,918	(160,381)	830,537	986,086	(135,556)	850,530
Services contracts – São Paulo	16,704,861	(2,785,707)	13,919,154	14,767,591	(2,400,574)	12,367,017
Software license	539,417	(135,189)	404,228	474,294	(107,440)	366,854
Total	38,228,639	(7,862,439)	30,366,200	35,570,323	(7,056,697)	28,513,626

(b) Changes

						Write-offs		September
	December		Contract	Allowance		and		30,
	31, 2015	Additions	renewal	for losses	Transfers	disposals	Amortization	2016
Intangible assets arising
from:
Agreements – equity value	7,287,630	209,580	(5,253)	(1,214)	18	(4,856)	(125,285)	7,360,620
Agreements – economic
value	1,353,020	83,585	-	-	(23)	(1)	(56,482)	1,380,099
Program contracts	6,288,575	377,176	5,253	(634)	1,324	(1,532)	(198,600)	6,471,562
Program contracts	–
commitments	850,530	4,832	-	-	-	-	(24,825)	830,537
Services contracts – São
Paulo	12,367,017	1,940,775	-	1,749	8,707	(713)	(398,381)	13,919,154
Software license	366,854	65,290	-	-	(167)	-	(27,749)	404,228
Total	28,513,626	2,681,238	-	(99)	9,859	(7,102)	(831,322)	30,366,200

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Notes to the Interim Financial Information

						Write-offs
	December		Contract	Allowance		and		September
	31, 2014	Additions	renewal	for losses	Transfers	disposals	Amortization	30, 2015
Intangible assets arising
from:
Agreements – equity value	7,369,271	224,099	(463,362)	2,197	(325)	(785)	(116,175)	7,014,920
Agreements – economic
value	1,281,260	108,144	-	-	(17)	(133)	(51,397)	1,337,857
Program contracts	5,379,153	666,251	463,362	-	(752)	(5,108)	(174,256)	6,328,650
Program contracts	–
commitments	702,909	270,349	-	-	-	-	(21,597)	951,661
Services contracts – São
Paulo	10,986,386	1,486,149	-	8,145	(4,920)	(8,355)	(386,630)	12,080,775

Software license	260,547	80,579	-	-	-	-	(34,450)	306,676
Total	25,979,526	2,835,571	-	10,342	(6,014)	(14,381)	(784,505)	28,020,539

(c) Construction services

	July to September 2016			January to September 2016
	Water	Sewage		Water	Sewage
	supply	services	Total	supply	services	Total
Construction revenue	770,619	327,180	1,097,799	1,832,435	787,804	2,620,239
Construction cost incurred	753,460	320,000	1,073,460	1,791,878	771,355	2,563,233
Margin	17,159	7,180	24,339	40,557	16,449	57,006

	July to September 2015			January to September 2015
	Water	Sewage		Water	Sewage
	supply	services	Total	supply	services	Total
Construction revenue	732,144	283,094	1,015,238	1,588,137	920,327	2,508,464
Construction cost incurred	716,193	276,791	992,984	1,554,566	900,017	2,454,583
Margin	15,951	6,303	22,254	33,571	20,310	53,881

(d) General information

During the period ended September 30, 2016 there were no relevant changes in the criteria to account for intangible assets and types of contracts. Further information is included in Note 14 (d) to the Annual Financial Statements as of December 31, 2015.

The Company has obligations recorded in “Program Contract– Commitments” in current liabilities in the amount of R$107,180 and R$228,659 as of September 30, 2016 and December 31, 2015, respectively, and noncurrent liabilities in the amount of R$67,663 and R$92,055 as of September 30, 2016 and December 31, 2015, respectively.

(e) Capitalization of interest and other finance charges

From January to September 2016, the Company capitalized interest and inflation adjustment in concession intangible assets totaling R$496,507, including the São Lourenço Production System and Leases (R$247,075 from January to September 2015), during the construction period.

(f) Construction margin

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Notes to the Interim Financial Information

The Company acts as a primary responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

As a consequence, the Company recognizes revenue from construction service corresponding to the cost of construction increased by margin. Generally, the constructions related to the concessions are performed by third parties, in such case, the margin of the Company is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk As of September 30, 2016 and 2015 the margin was 2.3%.

Construction margin from July to September and the same period in 2015 was R$24,339 and R$22,254, respectively, and from January to September 2016 and the same period in 2015 was R$57,006 and R$53,881.

(g) Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The costs of these expropriations are recorded as concession intangible assets after the transaction is concluded. From July to September 2016, the total amount related to expropriations was R$5,466 and from January to September 2016, expropriations totaled R$33,880 (R$4,809 from July to September 2015 and R$43,650 from January to September 2015).

(h) Public-Private Partnership -PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective obligations and guarantees are supported by agreements executed according to Law 11,079/04.

Alto Tietê Production System

As of September 30, 2016 and December 31, 2015, the amounts recognized as intangible asset related to PPP were R$384,896 and R$393,275, respectively.

Between January and September 2016, a discount rate of 8.06% p.a. was used to calculate the adjustment to present value of the agreement. The obligations assumed by the Company as of September 30, 2016 and December 31, 2015 are shown in the next table.

On a monthly basis, SABESP assigns funds from tariffs to the SPE CAB Sistema Produtor Alto Tietê S/A, in the amount of R$9,164, corresponding to the monthly remuneration. This amount is annually adjusted by the IPC –FIPE and is recorded in a restricted account, pursuant to the contractual operating proceeding. Should SABESP comply with its monthly obligations with the SPE, the funds from the restricted account will be released.

The guarantee has been effective since the beginning of the operation and will be valid until the conclusion, termination, intervention, annulment or caducity of the Administrative Concession, or other extinction events provided for in the Concession Agreement or in the law applicable to administrative concessions, including in the event of bankruptcy or extinction of the SPE.

São Lourenço Production System

As of September 30, 2016 and December 31, 2015, the amounts recognized in intangible assets related to PPP were R$1,614,567 and R$699,335, respectively. As of September 30, 2016, a discount rate of 7.80% p.a. was used to calculate the adjustment to present value of this agreement.

The obligations assumed by the Company as of September 30, 2016 and December 31, 2015 are shown in the table below, and the increase in liabilities and intangible assets was due to the progress of the work in 2016.

Payment is scheduled to start in January 2018, four (4) months after the beginning of assisted operations.

After the beginning of the operations, every month SABESP will transfer to the SPE Sistema Produtor São Lourenço S/A funds from tariffs arising from the services provided, in the amount of R$24.4 million, equivalent

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Notes to the Interim Financial Information

to the monthly remuneration plus interest and charges. The amount above will be annually restated by the IPC -FIPE and should be monthly recorded in a restricted account, in accordance with the operating procedures of the agreements. Should SABESP perform its monthly obligations with the SPE, the funds from the restricted account will be released.

The guarantee will become effective as of the beginning of the system’s appropriate operation, duly accepted by SABESP, valid until the occurrence of any of the following events, whichever occurs first: (i) the original payment date of the last installment of interest / amortization of the principal taken out by the SPE to execute the works; (ii) the end, termination, intervention, annulment, caducity of the Administrative Concession, or other extinction events provided for in the Concession Agreement or in the law applicable to administrative concessions, including bankruptcy or extinction of the SPE.

	September 30, 2016				December 31, 2015
	Current	Noncurrent	Total	Current	Noncurrent
	liabilities	liabilities	liabilities	liabilities	liabilities	Total liabilities

Alto Tietê	34,939	294,527	329,466	33,255	319,076	352,331
São Lourenço	-	1,578,267	1,578,267	-	682,702	682,702

Total	34,939	1,872,794	1,907,733	33,255	1,001,778	1,035,033

Additional information is presented in Note 14 (h) to the Financial Statements for the fiscal year ended December 31, 2015.

(i) Works in progress

The amount of R$8,253 million is recorded under intangible assets as works in progress as of September 30, 2016 (R$6,596 million on December 31, 2015), and as of September 30, 2016, the major projects are located in the municipalities of São Paulo, Praia Grande and Franca, totaling R$4,998 million (including R$1,615 million from PPP São Lourenço), R$242 million and R$226 million, respectively.

(j) Amortization of intangible assets

The amortization average rate totaled 3.9% as of September 30, 2016 and 2015.

(k) Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. The project to implement an integrated business management solution (ERP system), which includes the administrative/financial module and the commercial module, is in progress.

ITR – Quarterly Information Form – 09/30/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Notes to the Interim Financial Information

14	Property, plant and equipment

	(a) Financial position balances

		September 30, 2016			December 31, 2015
			Accumulated			Accumulated
		Cost	depreciation	Net	Cost	depreciation	Net
	Land	92,494	-	92,494	102,708	-	102,708
	Buildings	79,260	(35,086)	44,174	79,257	(33,366)	45,891
	Equipment	338,971	(184,720)	154,251	326,598	(164,380)	162,218
	Transportation equipment	12,208	(7,110)	5,098	12,169	(6,477)	5,692
	Furniture and fixtures	23,509	(11,398)	12,111	18,664	(10,246)	8,418
	Other	1,182	(199)	983	435	(286)	149
	Total	547,624	(238,513)	309,111	539,831	(214,755)	325,076

	(b) Changes
		December 31,			Write-offs and		September 30,
		2015	Additions	Transfers	disposals	Depreciation	2016
	Land	102,708	-	(10,214)	-	-	92,494
	Buildings	45,891	-	54	-	(1,771)	44,174
	Equipment	162,218	22,036	(6,007)	(110)	(23,886)	154,251
	Transportation equipment	5,692	96	15	-	(705)	5,098
	Furniture and fixtures	8,418	336	4,646	(8)	(1,281)	12,111
	Other	149	845	-	-	(11)	983
	Total	325,076	23,313	(11,506)	(118)	(27,654)	309,111

		December 31,			Write-offs and		September 30,
		2014	Additions	Transfers	disposals	Depreciation	2015
	Land	100,533	1,032	-	-	-	101,565
	Buildings	42,515	1,382	3,364	-	(1,033)	46,228
	Equipment	146,922	18,806	(7,600)	(217)	(21,318)	136,593
	Transportation equipment	7,613	136	(627)	-	(756)	6,366
	Furniture and fixtures	7,124	546	1,675	(14)	(708)	8,623
	Other	138	-	20	-	(7)	151
	Total	304,845	21,902	(3,168)	(231)	(23,822)	299,526

(c) Depreciation

The Company annually revises the depreciation rates of: buildings - 2%; equipment- 10%; transportation equipment - 10% and furniture, fixture and equipment - 6.7%. Lands are not depreciated.

The depreciation average rate was 10.8% and 10.3%, as of September 30, 2016 and 2015, respectively.

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Notes to the Interim Financial Information

15	Borrowings and Financing

Borrowings and financing outstanding balance		September 30, 2016			December 31, 2015

Financial institution		Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
10th issue debentures		40,634	142,544	183,178	39,619	155,815	195,434
12th issue debentures		45,450	351,540	396,990	45,450	385,667	431,117
14th issue debentures		39,656	184,021	223,677	38,519	210,961	249,480
15th issue debentures		97,692	669,905	767,597	94,819	728,529	823,348
17th issue debentures		140,144	901,056	1,041,200	140,144	997,259	1,137,403
18th issue debentures		17,604	240,926	258,530	3,167	247,683	250,850
19th issue debentures		199,218	-	199,218	-	498,587	498,587
20th issue debentures		-	495,204	495,204	-	494,500	494,500
Brazilian Federal Savings Bank		57,078	1,068,677	1,125,755	49,491	1,014,850	1,064,341
Brazilian Development Bank - BNDES BAIXADA SANTISTA		16,544	37,224	53,768	16,368	49,104	65,472
Brazilian Development Bank - BNDES PAC		10,942	62,778	73,720	10,329	66,984	77,313
Brazilian Development Bank - BNDES PAC II 9751		4,273	27,972	32,245	4,264	31,206	35,470
Brazilian Development Bank - BNDES PAC II 9752		2,333	22,165	24,498	2,308	23,660	25,968
Brazilian Development Bank - BNDES ONDA LIMPA		23,037	172,515	195,552	22,347	184,082	206,429
Brazilian Development Bank - BNDES TIETÊ III		28,174	295,634	323,808	17,725	265,663	283,388
Brazilian Development Bank - BNDES INTERLIGAÇÃO		-	78,197	78,197	-	-	-
Leases		14,604	536,259	550,863	11,955	522,940	534,895
Other		721	10,984	11,705	649	1,270	1,919
Interest and charges		127,148	-	127,148	127,862	-	127,862
Total in local currency		865,252	5,297,601	6,162,853	625,016	5,878,760	6,503,776

PAGE: 45 of 73

ITR – Quarterly Information Form – 09/30/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Notes to the Interim Financial Information

Borrowings and financing outstanding balance	September 30, 2016			December 31, 2015

Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - BID 713 – US$37,647 thousand (US$50,195 thousand
in December 2015)	81,472	40,736	122,208	98,001	98,001	196,002
Inter-American Development Bank - BID 896 – US$1,389 thousand (US$2,778 thousand in
December 2015)	4,510	-	4,510	10,848	-	10,848
Inter-American Development Bank - BID 1212 – US$92,503 thousand (US$102,781
thousand in December 2015)	33,365	266,918	300,283	40,134	361,204	401,338
Inter-American Development Bank - BID 2202 – US$427,651 thousand (US$405,072
thousand in December 2015)	73,065	1,302,236	1,375,301	-	1,572,181	1,572,181
International Bank of Reconstruction and Development -BIRD – US$75,961 thousand
(US$61,158 thousand in December 2015)	-	246,252	246,252	-	238,464	238,464
Eurobonds – US$140,000 thousand (US$140,000 thousand in December 2015)	454,449	-	454,449	546,570	-	546,570
Eurobonds – US$350,000 thousand (US$350,000 thousand in December 2015)	-	1,132,675	1,132,675	-	1,362,570	1,362,570
JICA 15 – ¥14,981,590 thousand (¥16,134,020 thousand in December 2015)	36,958	443,501	480,459	37,373	485,853	523,226
JICA 18 – ¥13,470,080 thousand (¥14,506,240 thousand in December 2015)	33,230	398,485	431,715	33,603	436,548	470,151
JICA 17 – ¥1,567,876 thousand (¥ 1,565,564 thousand in December 2015)	-	49,658	49,658	-	50,201	50,201
JICA 19 – ¥26,070,393 thousand (¥21,701,103 thousand in December 2015)	-	834,034	834,034	-	701,978	701,978
BID 1983AB – US$106,346 thousand (US$130,289 thousand in December 2015)	77,722	262,533	340,255	93,490	409,578	503,068
Interest and charges	54,304	-	54,304	41,227	-	41,227
Total in foreign currency	849,075	4,977,028	5,826,103	901,246	5,716,578	6,617,824

Total borrowings and financing	1,714,327	10,274,629	11,988,956	1,526,262	11,595,338	13,121,600

Exchange rate as of September 30, 2016: US$3.2462; ¥0.03207 (US$3.9048; ¥0.03243 as of December 31, 2015).
As of September 30, 2016, the Company did not record balances of borrowings and financing raised during the year to mature within 12 months.

PAGE: 46 of 73

ITR – Quarterly Information Form – 09/30/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Notes to the Interim Financial Information

				Monetary
Local currency	Guarantees	Maturity	Annual interest rates	restatement

			TJLP +1.92% (Series 1 and 3) and 9.53% (Series
10th issue debentures	Own funds	2020		IPCA (series 2)
			2)
12th issue debentures	Own funds	2025	TR + 9.5%
			TJLP +1.92% (Series 1 and 3) and 9.19% (Series
14th issue debentures	Own funds	2022		IPCA (series 2)
			2)
15th issue debentures	Own funds	2019	CDI + 0.99% (Series 1) and 6.2% (Series 2)	IPCA (series 2)
17th issue debentures	Own funds	2023	CDI +0.75 (Series 1) and 4.5% (Series 2)	IPCA (series 2
			and+4.75% (Series 3)	and 3)
			TJLP + 1.92% (Series 1 and 3) and 8.25%
18th issue debentures	Own funds	2024		IPCA (series 2)
			(Series 2)
19th issue debentures	Own funds	2017	CDI + 0.80% to 1.08%
20th issue debentures	Own funds	2019	CDI + 3.80%
Brazilian Federal Savings Bank	Own funds	2016/2038	5% to 9.5%	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	Own funds	2019	2.5%+TJLP
Brazilian Development Bank - BNDES PAC	Own funds	2023	2.15%+TJLP
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	1.92%+TJLP
Brazilian Development Bank - BNDES TIETÊ III	Own funds	2028	1.66%+TJLP
Brazilian Development Bank - BNDES INTERLIGAÇÃO	Own funds	2035	2.18%+TJLP
Leases		2035	7.73% to 10.12%	IPC
			TJLP + 1.66% (Finep) and 12% (Presidente
Other	Own funds	2018/2025		TR
			Prudente)

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Notes to the Interim Financial Information

				Exchange rate

Foreign currency	Guarantees	Maturity	Annual interest rates	changes
Inter-American Development Bank - BID 713 – US$37,647 thousand	Federal Government	2017	4.92% (*)	US$

Inter-American Development Bank - BID 896 - US$1,389 thousand	Federal Government	2016	3.00%	US$

Inter-American Development Bank - BID 1212 - US$92,503 thousand	Federal Government	2025	2.68% (*)	US$

Inter-American Development Bank - BID 2202 - US$427,651 thousand	Federal Government	2035	1.92% (*)	US$

International Bank for Reconstruction and Development - BIRD US$75.961 thousand	Federal Government	2034	1.46% (*)	US$

Eurobonds – US$140,000 thousand	-	2016	7.50%	US$

Eurobonds – US$350,000 thousand	-	2020	6.25%	US$

JICA 15 – ¥14,981,590 thousand	Federal Government	2029	1.8% and 2.5%	Yen

JICA 18 – ¥13,470,080 thousand	Federal Government	2029	1.8% and 2.5%	Yen

JICA 17– ¥1,567,876 thousand	Federal Government	2035	1.2% and 0.01%	Yen

JICA 19– ¥26,070,393 thousand	Federal Government	2037	1.7% and 0.01%	Yen

BID 1983AB – US$106,346 thousand	-	2023	Libor + 1.88% to 2.38% (*)	US$

(*) Rates comprising LIBOR + contractually defined spread.

PAGE: 48 of 73

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Notes to the Interim Financial Information

	(i) Payment schedule – accounting balances as of September 30, 2016

	2016	2017	2018	2019	2020	2021	2022 to 2038	TOTAL
LOCAL CURRENCY
Debentures	43,161	595,295	887,667	998,288	415,406	196,535	429,242	3,565,594
Brazilian Federal Savings Bank	13,824	58,185	62,158	64,048	66,212	69,589	791,739	1,125,755
BNDES	21,326	85,303	87,274	90,033	72,164	71,722	353,966	781,788
Leasing	3,617	26,061	27,368	28,789	30,334	32,013	402,681	550,863
Others	172	743	1,447	1,351	1,351	1,351	5,290	11,705
Interest and charges	59,728	67,420	-	-	-	-	-	127,148
TOTAL IN LOCAL CURRENCY	141,828	833,007	1,065,914	1,182,509	585,467	371,210	1,982,918	6,162,853
FOREIGN CURRENCY
BID	85,982	147,166	106,430	106,430	106,430	106,430	1,143,434	1,802,302
BIRD	-	-	-	8,211	16,423	16,423	205,195	246,252
Eurobonds	454,449	-	-	-	1,132,675	-	-	1,587,124
JICA	-	71,547	72,906	118,099	118,099	118,099	1,297,116	1,795,866
BID 1983AB	-	77,722	77,000	57,433	55,492	24,971	47,637	340,255
Interest and charges	48,340	5,964	-	-	-	-	-	54,304
TOTAL IN FOREIGN CURRENCY	588,771	302,399	256,336	290,173	1,429,119	265,923	2,693,382	5,826,103
Overall Total	730,599	1,135,406	1,322,250	1,472,682	2,014,586	637,133	4,676,300	11,988,956

PAGE: 49 of 73

ITR – Quarterly Information Form – 09/30/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Notes to the Interim Financial Information

(i) Main events in the nine-month period ended September 30, 2016

(a) Debentures

As of March 30, 2016, the Company partially amortized the outstanding debentures of the 19th Issue upon payment of 60% of the nominal unit value of the debentures, totaling R$300,000, plus remuneration and charges due until the date of partial amortization, in the amount of R$11,588.

(b) BNDES

On May 25, 2016, the Company raised R$80,000, corresponding to a portion of agreement 15.2.0313.1, totaling R$747,450. The proceeds from BNDES 2015 will be allocated to support the interconnection of the Jaguari dam, located in the Paraíba do Sul River basin, with the Atibainha dam.

In 2016 funding totaled R$57,252 from agreements in effect, mainly corresponding to the BNDES TIETE III agreement, in the amount of R$50,000.

(c) JICA

In 2016 funding totaled R$144,497, referring to agreement BZ-P19 (JICA 19).

(d) BID

In 2016 funding totaled R$79,420, referring to agreement BID 2202.

(e) BIRD

In 2016 funding totaled R$47,025.

(f) Exchange rate changes

The US dollar rate exchange decreased 16.9%, from R$3.9048 as of December 31, 2015 to R$3.2462 as of September 30, 2016, decreasing debt by R$811,064. In the same period, the Yen decreased 1.1%, from R$0.03243 as of December 31, 2015 to R$0.03207 as of September 30, 2016, decreasing debt by R$20,192.

(ii) Covenants

As of September 30, 2016, the Company had met the requirements set forth by its borrowings and financing agreements.

Regarding the covenants applicable to the agreements entered into with the BNDES, except for agreement 08.2.0169.1 (RMSP), which does not provide for an additional guarantee, only agreements 07.2.0800.1 (Onda Limpa), 09.2.1175.1 and 09.6.0110.1 (Debentures) had an additional guarantee of 20%, given that the cancellation of the additional guarantee occurred only after September 30, 2016. On this date, the portion of monthly receivables that has to be recorded in a restricted escrow account was R$240.7 million.

(iii) Borrowings and financing – Credit Limited

Agent	September 30, 2016
(in millions of reais (*))
Brazilian Federal Savings Bank	1,751

Brazilian Development Bank – BNDES	1,944
Inter-American Development Bank – BID	559
Japan International Cooperation Agency – JICA	390

PAGE: 50 of 73

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Notes to the Interim Financial Information

International Bank for Reconstruction and Development – IBRD	78
Others	38
Total	4,760

(*) Exchange rate as of September 30, 2016 (US$1.00 = R$3.2462; ¥ 1.00 = R$0.03207).

SABESP, in order to comply with its Capex plan relies on a fund-raising plan.

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

Additional information on borrowings and financing is presented in Note 16 to the Annual Financial Statements as of December 31, 2015.

16 Taxes payable

(a) Current assets

	September 30, 2016	December 31, 2015
Recoverable taxes
Income tax and social contribution	-	68,978
Withholding income tax (IRRF) on financial
investments	8,922	4,914
Other federal taxes	3,412	3,661
Other municipal taxes	250	275
Total	12,584	77,828

The reduction in recoverable taxes is mainly due to decrease in “income tax and social contribution” item, which was offset by these taxes.

(b) Current liabilities

	September 30, 2016	December 31, 2015
Taxes and contributions payable
Cofins and Pasep	47,549	40,505
Income tax and social contribution	63,815	-
INSS (Social Security contribution)	34,227	33,836
IRRF (withholding income tax)	1,201	11,126
Others	22,812	21,828
Total	169,604	107,295

The increase in taxes payable of current liabilities was mainly due to the calculation of amounts payable of Income Tax and Social Contribution resulting from the taxable income recorded in the period.

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Notes to the Interim Financial Information

17 Deferred taxes and contributions

(a) Financial position balances

	September 30, 2016	December 31, 2015
Deferred income tax assets
Provisions	519,423	480,378
Pension obligations - G1	163,394	256,808
Actuarial loss – G1 Plan	59,553	-
Donations of underlying asset on concession agreements	57,352	53,206
Allowance for loan losses	251,969	213,171
Tax losses	-	58,829
Others	145,318	121,550
Total deferred tax assets	1,197,009	1,183,942

Deferred income tax liabilities
Temporary difference on concession intangible assets	(501,099)	(524,495)
Capitalization of borrowing costs	(353,549)	(309,648)
Profit on supply to governmental entities	(88,144)	(81,055)
Actuarial gain – G1 Plan	-	(33,726)
Construction margin	(92,528)	(94,921)
Borrowing costs	(12,666)	(11,855)
Total deferred tax liabilities	(1,047,986)	(1,055,700)

Deferred tax asset, net	149,023	128,242

	December 31,	Net	September 30,
Deferred income tax assets	2015	change	2016
Provisions	480,378	39,045	519,423
Pension obligations - G1	256,808	(93,414)	163,394
Actuarial loss – G1	-	59,553	59,553
Donations of underlying assets on concession
agreements	53,206	4,146	57,352
Credit losses	213,171	38,798	251,969
Tax losses	58,829	(58,829)	-
Others	121,550	23,768	145,318
Total	1,183,942	13,067	1,197,009

Deferred income tax liabilities
Temporary difference on concession
intangible asset	(524,495)	23,396	(501,099)
Capitalization of borrowing costs	(309,648)	(43,901)	(353,549)
Profit on supply to governmental entities	(81,055)	(7,089)	(88,144)
Actuarial gain – G1	(33,726)	33,726	-
Construction margin	(94,921)	2,393	(92,528)
Borrowing costs	(11,855)	(811)	(12,666)
Total	(1,055,700)	7,714	(1,047,986)

(b) Changes

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Notes to the Interim Financial Information

Deferred tax asset, net	128,242	20,781	149,023

	December 31,	Net	September 30,
Deferred income tax assets	2014	change	2015
Provisions	524,728	(62,949)	461,779
Pension obligations - G0	85,271	(85,271)	-
Pension obligations - G1	229,266	14,498	243,764
Donations of underlying assets on concession
agreements	45,742	3,463	49,205
Credit losses	222,587	4,377	226,964
Tax losses	-	275,620	275,620
Others	112,566	2,082	114,648
Total	1,220,160	151,820	1,371,980

Deferred income tax liabilities
Temporary difference on concession
intangible asset	(559,411)	26,550	(532,861)
Capitalization of borrowing costs	(253,581)	(46,414)	(299,995)
Profit on supply to governmental entities	(87,092)	6,062	(81,030)
Actuarial gain/loss – G1	(2,514)	-	(2,514)
Construction margin	(98,772)	1,028	(97,744)
Borrowing costs	(9,312)	389	(8,923)
Total	(1,010,682)	(12,385)	(1,023,067)

Deferred tax asset, net	209,478	139,435	348,913

		September 30,	December 31,
		2016	2015

Opening balance		128,242	209,478
Net change in the year:
- corresponding entry in the statement of income		(72,498)	(50,024)
- corresponding entry in equity valuation adjustments (Note 19
(b))		93,279	(31,212)
Total change, net		20,781	(81,236)

Closing Balance		149,023	128,242

(c) Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	September 30, 2016	September 30, 2015
Profit before income taxes	3,067,389	(63,187)

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Notes to the Interim Financial Information

	September 30, 2016	September 30, 2015
Statutory rate	34%	34%

Estimated expense at statutory rate	(1,042,912)	21,484
Tax benefit of interest on capital	7,659	12,868
Permanent differences
Provision – Law 4,819/58 (i)	(50,956)	(43,049)
Donations	(1,873)	(2,853)
GESP Agreement	-	151,465
Other differences	20,900	(1,379)

Income tax and social contribution	(1,067,182)	138,536

Current income tax and social contribution	(994,684)	(899)
Deferred income tax and social contribution	(72,498)	139,435
Effective rate	35%	219%

(i) Permanent difference related to the provision for actuarial liability (Note 19 (b) (iii)).

18 Provisions

(a) Lawsuits with probable likelihood of loss

(I) Financial position balances

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management recognized provisions at an amount considered sufficient to cover probable losses. These provisions, net of escrow deposits are as follows:

			September			December
		Escrow	30,		Escrow	31,
	Provisions	deposits	2016	Provisions	deposits	2015
Customer claims (i)	565,391	(98,994)	466,397	561,061	(97,711)	463,350
Supplier claims (ii)	330,304	(250,516)	79,788	296,660	(217,625)	79,035
Other civil claims (iii)	127,605	(13,232)	114,373	124,833	(10,681)	114,152
Tax claims (iv)	76,130	(2,901)	73,229	62,812	(677)	62,135
Labor claims (v)	290,688	(3,295)	287,393	283,991	(3,073)	280,918
Environmental claims (vi)	137,595	(959)	136,636	83,520	(896)	82,624
Total	1,527,713	(369,897)	1,157,816	1,412,877	(330,663)	1,082,214

Current	721,229	-	721,229	631,890	-	631,890
Noncurrent	806,484	(369,897)	436,587	780,987	(330,663)	450,324

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Notes to the Interim Financial Information

(II) Changes
			Interest
			and	Use of	Amounts	September
	December	Additional	inflation	the	not used	30,
	31, 2015	provisions	adjustment	accrual	(reversal)	2016
Customer claims (i)	561,061	77,319	67,360	(53,497)	(86,852)	565,391
Supplier claims (ii)	296,660	12,306	41,685	(20,001)	(346)	330,304
Other civil claims (iii)	124,833	14,153	15,790	(5,893)	(21,278)	127,605
Tax claims (iv)	62,812	20,451	12,986	(4,603)	(15,516)	76,130
Labor claims (v)	283,991	42,906	19,754	(27,899)	(28,064)	290,688
Environmental claims (vi)	83,520	58,222	17,722	-	(21,869)	137,595
Subtotal	1,412,877	225,357	175,297	(111,893)	(173,925)	1,527,713
Escrow deposits	(330,663)	(27,687)	(25,968)	7,869	6,552	(369,897)
Total	1,082,214	197,670	149,329	(104,024)	(167,373)	1,157,816

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Notes to the Interim Financial Information

			Interest
			and	Use of	Amounts	September
	December	Additional	inflation	the	not used	30,
	31, 2014	provisions	adjustment	accrual	(reversal)	2015
Customer claims (i)	638,637	29,962	77,416	(48,863)	(110,716)	586,436
Supplier claims (ii)	260,854	3,059	24,797	(5,452)	(2,684)	280,574
Other civil claims (iii)	126,403	10,888	14,771	(8,901)	(18,070)	125,091
Tax claims (iv)	55,554	1,316	6,596	(215)	(2,516)	60,735
Labor claims (v)	235,466	51,272	18,076	(18,778)	(64,180)	221,856
Environmental claims (vi)	226,404	12,218	12,320	(4,873)	(161,981)	84,088
Subtotal	1,543,318	108,715	153,976	(87,082)	(360,147)	1,358,780
Escrow deposits	(322,971)	(18,050)	(19,678)	7,773	842	(352,084)
Total	1,220,347	90,665	134,298	(79,309)	(359,305)	1,006,696

(b) Explanation on the nature of main classes of lawsuits

(i) Customer claims

Approximately 1,130 lawsuits were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, and 720 lawsuits which claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company and 50 lawsuits where customers plead the reduction in tariff under the category as “Social Welfare Entity”. The Company was granted both favorable and unfavorable final decisions at several court levels and recognized provisions when the chances of losses are probable.

(ii) Supplier claims

These claims include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the chances of losses are probable.

(iii) Civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, dully accrued when classified as probable losses.

(iv) Tax claims

Tax claims refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's management, accrued when classified as probable loss.

(v) Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, outsourcing and other. Part of the amount involved is in provisional or final execution at various court levels, and this is classified as of probable loss and accordingly, accrued.

(vi) Environmental claims

Environmental claims refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb, Public Prosecution Office of the State of São Paulo and others, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best

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Notes to the Interim Financial Information

estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings.

(c) Lawsuits with possible likelihood of loss

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed by Management whose chances of loss are possible and are not recorded. Liability contingencies classified as a possible loss represent the amount of R$7,216,100 as of September 30, 2016 (R$5,410,500 as of December 2015). In the second quarter of 2016 was added a new proceeding relating to an environmental claim in the amount of R$1,907,923.

For disclosure purposes, this sum refers to the amount claimed by the opposing party. It has not yet been possible to estimate the amounts involved by the Company, given the initial stage of the lawsuit. Liability contingencies, classified as possible loss, are represented as follows.

	September 30, 2016	December 31, 2015
Customer claims	323,700	414,700
Supplier claims	1,458,000	1,606,100
Other civil claims	649,300	683,000
Tax claims	1,067,100	945,400
Labor claims	526,100	483,700
Environmental claims	3,191,900	1,277,600
Total	7,216,100	5,410,500

(d) Guarantee insurance for escrow deposit

During the second quarter of 2015, the Company contracted guarantee insurance for escrow deposit totaling R$500 million. Such insurance will be used in legal claims where instead of making immediate cash disbursement by the Company, such insurance is used until the conclusion of these proceedings or up to three-year effectiveness term of the agreement.

In the first nine months of 2016, the Company used R$132,381 of the total contracted amount.

Additional information on provisions and contingencies is presented in Note 19 to the Annual Financial Statements as of December 31, 2015.

19 Employees benefits (a) Health benefit plan

The health benefit plan is managed by Sabesprev and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

. Company: 16.3% on average, of gross payroll;

. Participating employees: 3.21% of base salary and premiums, equivalent to 2.7% of payroll, on average.

(b) Pension plan benefits

Amounts recorded in the balance sheet
Funded plan – G1
Pension plan liabilities as of December 31, 2015	665,274
Expenses recognized in 2016	76,764
(Gain)/loss to be recognized in Other Comprehensive Income	274,352
Payments made in 2016	(17,358)

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Notes to the Interim Financial Information

Effect of the plan migration – curtailment	(334,152)
Pension plan liabilities as of September 30, 2016 (i)	664,880

Unfunded plan – G0
Pension plan liabilities as of December 31, 2015	2,166,942
Expenses recognized in 2016	211,588
Payments made in 2016	(116,916)
Pension plan liabilities as of September 30, 2016 (iii)	2,261,614

Total	2,926,494

In compliance with CPC33 (R1) and IAS19, the Company recognizes (gains)/losses from changes in actuarial premises in equity as equity valuation adjustment, as shown below:

G1 Plan
As of September 30, 2016
Actuarial (gains)/losses on liabilities	506,548
(Gains)/losses on financial assets	(232,196)
Total (gains)/losses	274,352
Deferred income tax and social contribution - G1 Plan	(93,279)
Equity valuation adjustment	181,073

(i) G1 Plan

The Company sponsors a defined benefit pension plan for its employees ("G1 Plan"), which is managed by Sabesprev, receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

· 1.19% of the portion of the salary of participation up to 20 salaries; and

· 10.13% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

Early reduction (Curtailment)

In order to remedy the deficit referring to the G1 Defined Benefit Pension Plan (BD), as of August 2016, SABESP and Sabesprev continued with the migration process whereby 3,572 participants chose to change from a defined benefit plan to a Defined Contribution Pension Plan - “Sabesprev Mais”. The process was carried out based on the exact terms of the migration started in 2010, i.e. it resumed migrations without changing any clause and in compliance with the rules in the regulation. The Company recorded a gain due to the migration process (“curtailment”), with the partial settlement of the present value of the defined benefit liabilities and the fair value of the plan’s assets, in the amount of R$334,152, and paid R$30,891 corresponding to non-recurring contribution and incentive to the participants who migrated in August 2016.

As of September 30, 2016, SABESP had a net actuarial liability of R$664,880 (R$665,274 as of December 31, 2015) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the plan’s assets. After the participants’ migration, the Defined Benefit Pension Plan totaled 11,362 participants, while Sabesprev Mais totaled 9,377.

(ii) Private pension plan benefits – Defined contribution

As of September 30, 2016, Sabesprev Mais plan, based on defined contribution, had 9,377 active and assisted participants (5,213 as of December 2015).

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over

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Notes to the Interim Financial Information

the total basic contribution from the participants.

The non-recurring contribution and incentive to participants who migrated in August 2016 totaled R$30,891 based on the actuarial assessment, of which R$27,426 corresponded to active participants and R$3,465 to assisted participants. Based on the Company’s estimate, which includes the previous balance of R$7,214 corresponding to the migration of 2010, a total of R$39,421 corresponding to the entire process was paid in advance and the surplus paid, of R$1,316, was recorded under “other receivables”.

(iii) PlanG0

Pursuant to Law 4,819/58, employees who started services prior to May 1974 and were retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from related parties, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of September 30, 2016, the Company recorded a defined benefit obligation for Plan G0 of R$2,261,614 (R$2,166,942 as of December 31, 2015).

(c) Profit sharing

The Company recorded as reference to the 2015 Profit Sharing Program, the amount corresponding to one month salary for each employee, depending on performance goals reached. In the third quarter of 2016, a total of R$20,938 was accrued (R$19,207 in the third quarter of 2015). From January to September 2016 and 2015, R$62,860 and R$57,127, respectively, were accrued.

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Notes to the Interim Financial Information

20 Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also records the amounts payable from the percentage in the revenues of São Paulo local government. The balances as of September 30, 2016 and December 31, 2015 were R$378,831 and R$387,279, respectively.

21 Equity

(a) Authorized capital

The Company is authorized to increase capital by up to R$15,000,000, based on a Board of Directors' resolution, after submission to the Fiscal Council.

In the event of capital increase, issue of convertible debentures and/or warrants by means of private subscription, shareholders will have preemptive right in the proportion of number of shares held, pursuant to Article 171 of Law 6,404/76.

(b) Subscribed and paid-in capital

As of September 30, 2016 and December 31, 2015, subscribed and paid-in capital is represented by 683,509,869 registered, book-entry common shares, held as follows:

	September 30, 2016		December 31, 2015
	Number of		Number of
	shares	%	shares	%
State Department of Finance	343,524,285	50.26%	343,524,285	50.26%
Companhia Brasileira de Liquidação e Custódia	205,447,430	30.06%	199,719,739	29.22%
The Bank Of New York ADR Department
(equivalent in shares) (*)	133,909,713	19.59%	139,637,913	20.43%
Other	628,441	0.09%	627,932	0.09%

	683,509,869	100.00%	683,509,869	100.00%

(*) Each ADR corresponds to 1 share.

The Annual Shareholders’ Meeting held on April 29, 2016 approved the distribution of dividends as interest on capital in the amount of R$149,893 and the transfer to Investments Reserves of retained earnings balances totaling R$359,572.

The payment of interest on equity, in the amount of R$139,423, net of withholding income tax of R$10,470, totaling R$149,893, has started in June 2016, with R$139,399 having already been paid.

Further information about equity, such as shareholder’ compensation, dividends and purpose of reserves, can be found in Note 22 to the Annual Financial Statements as of December 31, 2015.

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Notes to the Interim Financial Information

22 Earnings per share

Basic and diluted

Basic earnings per share is calculated by dividing the equity attributable to Company’s owners by the weighted average number of outstanding common shares during the period. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	January to	January to
	September 2016	September 2015

Equity attributable to Company’s owners	2,000,207	75,349
Weighted average number of common shares issued	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	2.92638	0.11024

23 Business segment information

Management, comprised by the Board of Directors and the Board of Executive Officers, has determined the operating segments used to make strategic decisions, as water supply and sewage services.

(i) Result

		July to September 2016
			Reconciliation to	Balance as per
			the financial	financial
	Water	Sewage	statements	statements
Gross operating income	1,540,484	1,313,599	1,097,799	3,951,882
Gross sales deductions	(111,410)	(94,665)	-	(206,075)
Net operating income	1,429,074	1,218,934	1,097,799	3,745,807
Costs, selling and administrative expenses	(947,182)	(668,365)	(1,073,460)	(2,689,007)
Income from operations before other operating
expenses, net and equity accounting	481,892	550,569	24,339	1,056,800
Other operating income / (expenses), net				6,264
Equity accounting				525
Financial result, net				(176,810)
Income from operations before taxes				886,779
Depreciation and amortization	149,478	130,739	-	280,217

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Notes to the Interim Financial Information

		January to September 2016
			Reconciliation to	Balance as per
			the financial	financial
	Water	Sewage	statements	statements
Gross operating income	4,483,234	3,664,938	2,620,239	10,768,411
Gross sales deductions	(306,014)	(250,159)	-	(556,173)
Net operating income	4,177,220	3,414,779	2,620,239	10,212,238
Costs, selling and administrative expenses	(3,079,949)	(2,067,944)	(2,563,233)	(7,711,126)
Income from operations before other operating
expenses, net and equity accounting	1,097,271	1,346,835	57,006	2,501,112
Other operating income / (expenses), net				27,929
Equity accounting				2,278
Financial result, net				536,070
Income from operations before taxes				3,067,389
Depreciation and amortization	459,050	400,005	-	859,055

		July to September 2015
			Reconciliation to	Balance as per
			the financial	financial
	Water	Sewage	statements	statements
Gross operating income	1,310,877	1,016,290	1,015,238	3,342,405
Gross sales deductions	(81,910)	(63,503)	-	(145,413)
Net operating income	1,228,967	952,787	1,015,238	3,196,992
Costs, selling and administrative expenses	(964,788)	(606,033)	(992,984)	(2,563,805)
Income from operations before other operating
expenses, net and equity accounting	264,179	346,754	22,254	633,187
Other operating income / (expenses), net				54,315
Equity accounting				(1,375)
Financial result, net				(1,539,410)
Income from operations before taxes				(853,283)
Depreciation and amortization	158,137	113,174	-	271,311

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Other information deemed as relevant by the company

		January to September 2015
			Reconciliation to	Balance as per
			the financial	financial
	Water	Sewage	statements	statements
Gross operating income	3,591,248	2,787,653	2,508,464	8,887,365
Gross sales deductions	(224,565)	(174,315)	-	(398,880)
Net operating income	3,366,683	2,613,338	2,508,464	8,488,485
Costs, selling and administrative expenses	(2,352,670)	(1,472,414)	(2,454,583)	(6,279,667)
Income from operations before other operating
expenses, net and equity accounting	1,014,013	1,140,924	53,881	2,208,818
Other operating income / (expenses), net				98,149
Equity accounting				(376)
Financial result, net				(2,369,778)
Income from operations before taxes				(63,187)
Depreciation and amortization	445,414	363,292	-	808,706

Explanation on the reconciliation items for the Financial Statements.

The impacts on gross operating income and costs are as follows.

	July to	January to	July to	January to
	September	September	September	September
	2016	2016	2015	2015

Gross revenue from construction recognized under ICPC
1 (R1) (a)	1,097,799	2,620,239	1,015,238	2,508,464
Construction costs recognized under ICPC 1 (R1) (a)	1,073,460	2,563,233	992,984	2,454,583

Construction margin	24,339	57,006	22,254	53,881

(a)  Revenue from concession construction contracts is recognized in accordance with CPC 17  (R1), Construction Contracts (IAS 11), using the percentage-of-completion method. See Notes 13 (c) and (f).

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Notes to the Interim Financial Information

24	Operating revenue

	(a) Revenue from water and sewage services:
		July to	January to	July to	January to
		September	September	September	September
		2016	2016	2015	2015

Metropolitan Region of São Paulo		2,010,271	5,663,492	1,576,110	4,261,892
Regional Systems (i)		843,812	2,484,680	751,057	2,117,009
Total (ii)		2,854,083	8,148,172	2,327,167	6,378,901

(i) Including the municipalities operated in countryside and at the coast of the State of São Paulo.

(ii) The gross operating revenue increased by 22.6% in the quarter ended September 30, 2016, in comparison with the same period in 2015, mainly due to the increase of 4.7% in the Company’s total billed volume, the tariff adjustment in May 2015 (8.4%) and the end of SABESP’s Water Consumption Reduction Incentive Program and the Contingency Tariff in April 2016. The bonus totaled R$248.8 million in the third quarter of 2015, while the Contingency Tariff (tax) amounted to R$144.8 million in the same period.

Additional information on the Bonus and Contingency Tariff programs is presented in Note 25 (a) to the Annual Financial Statements of December 31, 2015.

(b) Reconciliation between gross operating income and net operating income:
	July to	January to	July to	January to
	September	September	September	September
	2016	2016	2015	2015

Revenue from water and sewage services	2,854,083	8,148,172	2,327,167	6,378,901
Construction revenue (Note 13 (c))	1,097,799	2,620,239	1,015,238	2,508,464
Sales tax	(206,075)	(556,173)	(145,413)	(398,880)
Net revenue	3,745,807	10,212,238	3,196,992	8,488,485

25	Operating costs and expenses
		July to	January to	July to	January to
		September	September	September	September
		2016	2016	2015	2015
	Operating costs
	Salaries, payroll charges and benefits	418,015	1,228,477	385,270	1,115,186
	Pension obligations	(194,843)	(149,102)	14,960	44,381
	Construction costs (Note 13 (c))	1,073,460	2,563,233	992,984	2,454,583
	General supplies	44,402	120,800	40,689	129,469
	Treatment supplies	63,950	205,326	62,878	198,788
	Outside services	222,962	620,612	189,962	580,024
	Electricity	224,075	705,811	219,281	585,610
	General expenses	122,330	345,696	105,543	268,477
	Depreciation and amortization	262,389	804,314	249,892	749,027

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Notes to the Interim Financial Information

	July to	January to	July to	January to
	September	September	September	September
	2016	2016	2015	2015
	2,236,740	6,445,167	2,261,459	6,125,545
Selling expenses
Salaries, payroll charges and benefits	66,799	194,902	59,767	174,832
Pension obligations	(26,497)	(20,344)	1,924	5,740
General supplies	818	2,502	805	2,640
Outside services	78,066	211,331	63,541	180,055
Electricity	152	586	206	561
General expenses	22,894	68,427	19,087	60,509
Depreciation and amortization	2,286	6,861	2,510	7,435
Allowance for doubtful accounts,
net of recoveries (Note 8 (c))	89,708	110,181	(38,131)	9,389
	234,226	574,446	109,709	441,161
Administrative expenses (revenue)
Salaries, payroll charges and benefits	47,203	138,168	43,888	135,039
Pension obligations	(18,386)	95,854	46,164	140,149
GESP reimbursement – benefits paid (i)	-	-	-	(696,283)
General supplies	435	1,246	508	1,621
Outside services	46,043	113,851	43,096	102,452
Electricity	498	1,528	520	1,230
General expenses	104,056	226,472	19,921	(81,338)
Depreciation and amortization	15,542	47,880	18,909	52,244
Tax expenses	22,650	66,514	19,631	57,847
	218,041	691,513	192,637	(287,039)
Operating costs and expenses
Salaries, payroll charges and benefits	532,017	1,561,547	488,925	1,425,057
Pension obligations (Note 19 (b)) (ii)	(239,726)	(73,592)	63,048	190,270
GESP reimbursement – benefits paid (i)	-	-	-	(696,283)
Construction costs (Note 13 (c))	1,073,460	2,563,233	992,984	2,454,583
General supplies	45,655	124,548	42,002	133,730
Treatment supplies	63,950	205,326	62,878	198,788
Outside services	347,071	945,794	296,599	862,531
Electricity	224,725	707,925	220,007	587,401
General expenses	249,280	640,595	144,551	247,648
Depreciation and amortization	280,217	859,055	271,311	808,706
Tax expenses	22,650	66,514	19,631	57,847
Allowance for doubtful accounts,
net of recoveries (Note 8 (c))	89,708	110,181	(38,131)	9,389
	2,689,007	7,711,126	2,563,805	6,279,667

(i) The variation is mainly due to the lower appreciation of the US dollar and the Yen in the third quarter of 2016, of 1.1% and 2.7%, respectively, when compared with the appreciation of 28.1% and 30.5%, respectively, in the same period in 2015.

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Notes to the Interim Financial Information

26	Financial income (expenses)

		July to	January to	July to	January to
		September	September	September	September
		2016	2016	2015	2015
	Financial expenses
	Interest and charges on borrowings and financing –
	local currency	(80,481)	(248,809)	(80,914)	(248,635)
	Interest and charges on borrowings and financing –
	foreign currency	(28,462)	(90,420)	(39,146)	(94,688)
	Other financial expenses	(21,905)	(70,009)	(25,783)	(82,420)
	Income tax over international remittance	(3,839)	(13,436)	(5,045)	(13,983)
	Inflation adjustment on borrowings and
	financing	(24,388)	(110,163)	(25,882)	(123,632)
	Inflation adjustment on
	Sabesprev Mais deficit	(136)	(882)	(379)	(1,307)
	Other inflation adjustments	(6,806)	(23,920)	(6,334)	(15,361)
	Interest and inflation adjustments on provisions	(25,795)	(110,507)	(31,533)	(19,524)
	Total financial expenses	(191,812)	(668,146)	(215,016)	(599,550)

	Financial income
	Inflation adjustment gains	27,525	120,122	59,640	124,752
	Income on short-term investments	49,863	153,089	36,300	131,211
	Interest income	20,762	72,261	30,585	97,082
	Cofins and Pasep on financial income	(4,589)	(17,237)	(5,904)	(5,904)
	Other	534	10,882	3,913	6,564
	Total financial income	94,095	339,117	124,534	353,705

	Financial income (expenses), net before exchange rate
	changes	(97,717)	(329,029)	(90,482)	(245,845)

	Net exchange gains (losses)
	Exchange rate changes on borrowings and
	financing (i)	(79,198)	865,016	(1,448,717)	(2,124,021)
	Other exchange rate changes	(7)	(140)	(221)	(529)
	Exchange gains	112	223	10	617
	Exchange rate changes, net	(79,093)	865,099	(1,448,928)	(2,123,933)

	Financial income (expenses), net	(176,810)	536,070	(1,539,410)	(2,369,778)

	(i) The variation is mainly due to the lower appreciation of the US dollar and the Yen in the third quarter of 2016, of 1.1% and 2.7%, respectively, when compared with the appreciation of 28.1% and 30.5%, respectively, in the same period in 2015.

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Notes to the Interim Financial Information

27	Other operating income (expenses), net
		July to	January to	July to	January to
		September	September	September	September
		2016	2016	2015	2015

	Other operating income	12,671	42,421	63,732	128,201
	Other operating expenses	(6,407)	(14,492)	(9,417)	(30,052)

	Other operating income (expenses), net	6,264	27,929	54,315	98,149

Other operating income is comprised by sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services.

Other operating expenses consist mainly of derecognition of concessions due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment and exceeding cost of electricity sold.

28 Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, the main committed amounts as of September 30, 2016:

	October to
	December			2021
	2016	2017 – 2018	2019 – 2020	onwards	Total
Contractual obligations –
Expenses	375,145	1,599,112	574,267	1,463,858	4,012,382
Contractual obligations –
Investments	471,187	2,557,640	1,500,362	6,670,615	11,199,804

Total	846,332	4,156,752	2,074,629	8,134,473	15,212,186

The main commitment refers to São Lourenço PPP. See Note 13 (h).

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Notes to the Interim Financial Information

29 Supplemental cash flow information

	January to	January to
	September	September
	2016	2015

Total additions to intangible assets (Note 13 (b))	2,681,238	2,835,571

Items not affecting cash (see breakdown below)	(1,248,902)	(978,661)

Total additions to intangible assets as per statement of cash flows	1,432,336	1,856,910

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 13 (e))	496,507	247,075
Contractors payable	18,728	(65,741)
Public-Private Partnerships – São Lourenço PPP	662,295	520,545
Leases	10,534	47,757
Program contract commitments	3,832	175,144
Construction margin (Notes 13 (f) and 23)	57,006	53,881
Total	1,248,902	978,661

30 Events after the reporting period

· ARSESP Resolution 672

As of October 15, 2016, the Official Gazette of the State of São Paulo published ARSESP Resolution 672, which establishes the methodology and general criteria to adjust the Regulatory Remuneration Basis of the 2nd Ordinary Tariff Revision of Companhia de Saneamento Básico do Estado de São Paulo – SABESP, expected for 2017.

· Foreign loan – US$150 million and settle of Eurobonds 2016

As of October 26, 2016, the Company obtained a US$150 million loan, with a three-year maturity, at an interest rate corresponding to three-month LIBOR plus 4.5% per year. Interest will be paid on a quarterly basis and amortization will occur in semi-annual installments as of the 18th month. The proceeds were used to settle Eurobonds 2016, totaling US$140 million, and other debts due in 2016.

· Signature of the Private Transaction Agreement and Other Covenants with EMAE

As of October 28, 2016, the Company entered into a Private Transaction Agreement and Other Adjustments with EMAE, with a condition precedent, in order to end the litigation involving the two companies. For more information, see Note 9 (c) and the entire Agreement and Technical Note available on SABESP’s website, in the Investor Relations section.

· Water Supply and Sewage Service Agreement

As of November 9, 2016, the Company entered into a Water Supply and Sewage Service Agreement with the municipality of Santa Branca for a term of 30 years.

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Comments on the Company’s projections

The projections presented in the Reference Form are annual and not on a quarterly basis. Therefore, the quarterly comparison between the information disclosed in the Reference Form with quarterly results shall not apply

The projections monitoring occurs on annual basis and are disclosed in the Reference Form.

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1. CHANGES IN INTEREST HELD BY CONTROLLING SHAREHOLDER, BOARD MEMBERS AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of September 30, 2016
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling shareholder
Treasury Department	343,524,285	50.3%	343,524285	50.3%
Management
Board of Directors	-	-	-	-
Executive Officers	-	-	-	-

Fiscal Council	-	-	-	-

Treasury shares	-	-	-	-

Other shareholders

Total	343,524,285	50.3%	343,524,285	50.3%

Outstanding shares	339,985, 584	49.7%	339,985,584	49.7%

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CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of September 30, 2015
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling shareholder
Treasury Department	343,524,258	50.3%	343,524,258	50.3%
Management
Board of Directors		-		-
Executive Officers	-	-	-	-

Fiscal Council	15	-	15	-

Treasury shares	-	-	-	-

Other shareholders

Total	343,524,285	50.3%	343,524,285	50.3%

Outstanding shares	339,985,569	49.7%	339,985,569	49.7%

2. SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO		Position as of September 30, 2016 (shares)
Common shares			Total
Shareholder	Number of shares	%	Number of shares	%
Treasury Department	343,524,285	50.3	343,524,285	50.3

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Reports and Statements / Unqualified Report on Special Review

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Review report on the interim financial statements – ITR

To the Board of Directors and Shareholders

Companhia de Saneamento Básico do Estado de São Paulo – SABESP São Paulo – SP

Introduction

We have reviewed the interim financial information of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“The Company”), included in the Quarterly Financial Information – ITR referring to the quarter ended September 30, 2016, comprising the balance sheet as of September 30, 2016 and the statement of income and comprehensive income for the three and nine-month periods then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with accounting standard CPC 21(R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB, as well as for the presentation of this information in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM, applicable to the preparation of Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on review engagements NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively. A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the Quarterly Information Form - ITR referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB applicable to the preparation of Quarterly Information - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission -CVM.

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Other matters

Statement of value added

We have also reviewed the statements of value added (DVA) for the nine-month period ended September 30, 2016, prepared under the responsibility of the Company’s management, whose presentation on the interim financial information is required in accordance with the standards issued by the Brazilian Securities and Exchange Commission – CVM applicable to the preparation of Quarterly Information - ITR, and considered as supplementary information by IFRS, which does not require this disclosure. These statements were subject to the same review procedures described above, and based on our review, nothing has come to our attention that causes us to believe that it is not prepared, in all material respects, in accordance with the interim financial information taken as a whole.

Corresponding figures

The corresponding information and figures related to the balance sheet for the year ended December 31, 2015 were audited by another independent auditor who issued a report dated by March 24, 2016 without qualification, and the statement of income and comprehensive income for the three month and nine-month periods and the respective statements of changes in equity and cash flows for the nine-month period ended September, 30 , 2015 were audited by another independent auditor who issued a report dated November 12, 2015 without qualification. The corresponding information and figures of Statement of value added (DVA) for the nine-month periods ended September 30, 2015, were subject to the same review procedures by previous independent auditor, and, based on their review, nothing has come to their attention that causes them to believe that it was not prepared, in all material respects, in accordance with the interim financial information taken as a whole.

São Paulo, November 10, 2016

KPMG Auditores Independentes
CRC 2SP014428/O-6

(Original report in Portuguese signed by)
Marcelo Gavioli
CRC 1SP201409/O-1

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 28, 2016

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.